                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

    Pre-Effective Amendment No.                                              [ ]
                                       ---------

    Post-Effective Amendment No.                    (File No.         )      [ ]
                                       ---------

                                     and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

         Amendment No.             39       (File No. 811-7195)              [X]
                               ---------

                        (Check appropriate box or boxes)

                     RIVERSOURCE VARIABLE ANNUITY ACCOUNT
           (PREVIOUSLY AMERICAN ENTERPRISE VARIABLE ANNUITY ACCOUNT)
--------------------------------------------------------------------------------
                           (Exact Name of Registrant)

                      RiverSource Life Insurance Company
            (previously American Enterprise Life Insurance Company)
--------------------------------------------------------------------------------
                               (Name of Depositor)

50605 Ameriprise Financial Center, Minneapolis, MN                         55474
--------------------------------------------------------------------------------
(Address of Depositor's Principal Executive Offices)                  (Zip Code)

Depositor's Telephone Number, including Area Code                 (612) 671-3794
--------------------------------------------------------------------------------

 Mary Ellyn Minenko, 50605 Ameriprise Financial Center, Minneapolis, MN 55474
--------------------------------------------------------------------------------
                     (Name and Address of Agent for Service)

Approximate date of proposed public offering: As soon as practicable after the effective date of this registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8 (a), may determine.

Title of securities being registered: [Interests under Flexible Premium Deferred Variable Annuity Contracts.]

No filing fee is due because an indefinite amount of securities is deemed to have been registered in reliance on Section 24(f) of the Investment Company Act of 1940.

Explanatory Note
----------------
Registrant is filing this registration statement to register interests under
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the RiverSource Personal Portfolio Plus2 Variable Annuity, RiverSource
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Personal Portfolio Plus Variable Annuity and RiverSource Personal Portfolio
---------------------------------------------------------------------------
Variable Annuity described herein ("Contracts") on a new Form N-4. Interests
----------------------------------------------------------------------------
under the Contracts were previously registered on Form N-4 (File No.
--------------------------------------------------------------------
033-54471). IDS Life Insurance Company ("IDS Life") became the issuer of the
----------------------------------------------------------------------------
Contracts following the merger of its wholly-owned subsidiary, American
-----------------------------------------------------------------------
Enterprise Life Insurance Company, with and into IDS Life. At the time of the
-----------------------------------------------------------------------------
merger, IDS Life was renamed RiverSource Life Insurance Company ("RiverSource
-----------------------------------------------------------------------------
Life"). As a result of the merger, American Enterprise Variable Annuity
-----------------------------------------------------------------------
Account was transferred to RiverSource Life and changed its name to
-------------------------------------------------------------------
RiverSource Variable Annuity Account.
-------------------------------------

PROSPECTUS

JAN. 2, 2007

RIVERSOURCE(SM)

PERSONAL PORTFOLIO PLUS(2)

PERSONAL PORTFOLIO PLUS

PERSONAL PORTFOLIO

VARIABLE ANNUITY

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED COMBINATION FIXED/VARIABLE ANNUITY

ISSUED BY: RIVERSOURCE LIFE INSURANCE COMPANY (RIVERSOURCE LIFE)

           829 Ameriprise Financial Center
           Minneapolis, MN 55474
           Telephone: (800) 333-3437
           (Administrative Office)

           RIVERSOURCE VARIABLE ANNUITY ACCOUNT (PREVIOUSLY AMERICAN ENTERPRISE VARIABLE ANNUITY ACCOUNT)

NEW PERSONAL PORTFOLIO PLUS(2), PERSONAL PORTFOLIO PLUS AND PERSONAL PORTFOLIO VARIABLE ANNUITY CONTRACTS ARE NOT CURRENTLY BEING OFFERED.

This prospectus contains information that you should know before investing. Prospectuses are also available for:

Personal Portfolio Plus(2):

o     AIM Variable Insurance Funds

o     American Century(R) Variable Portfolios, Inc.

o     Janus Aspen Series: Institutional Shares

o     OCC Accumulation Trust

o     Oppenheimer Variable Account Funds

o     Putnam Variable Trust - Class IA Shares

o     Putnam Variable Trust - Class IB Shares

o     RiverSource(SM) Variable Portfolio Funds

Personal Portfolio Plus/ Personal Portfolio:

o     AIM Variable Insurance Funds

o     Janus Aspen Series: Institutional Shares

o     OCC Accumulation Trust

o     Oppenheimer Variable Account Funds

o     Putnam Variable Trust - Class IA Shares

o     RiverSource(SM) Variable Portfolio Funds

Please read the prospectuses carefully and keep them for future reference.

THE SECURITIES AND EXCHANGE COMMISSION (SEC) HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN THIS CONTRACT IS NOT A DEPOSIT OF A BANK OR FINANCIAL INSTITUTION AND IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN THIS CONTRACT INVOLVES INVESTMENT RISK INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

A Statement of Additional Information (SAI), dated the same date as this prospectus, is incorporated by reference into this prospectus. It is filed with the SEC, and is available without charge by contacting RiverSource Life at the telephone number and address listed above. The table of contents of the SAI is on the last page of this prospectus. The SEC maintains an Internet site. This prospectus, the SAI and other information about the product are available on the EDGAR Database on the SEC's Internet site at (http://www.sec.gov).

Variable annuities are insurance products that are complex investment vehicles. Before you invest, be sure to ask your investment professional about the variable annuity's features, benefits, risks and fees, and whether the variable annuity is appropriate for you, based upon your financial situation and objectives.

State variations are covered in a special contract form used in that state. This prospectus provides a general description of the contract. Your actual contract and any riders or endorsements are the controlling documents.

RiverSource Life has not authorized any person to give any information or to make any representations regarding the contract other than those contained in this prospectus or the fund prospectuses. Do not rely on any such information or representations.


RIVERSOURCE PP PLUS(2)/RIVERSOURCE PP PLUS/RIVERSOURCE PP VARIABLE ANNUITY
- PROSPECTUS 1

RiverSource Life offers several different annuities which your investment professional may or may not be authorized to offer to you. Each annuity has different features and benefits that may be appropriate for you based on your individual financial situation and needs, your age and how you intend to use the annuity. The different features and benefits may include the investment and fund manager options, variations in interest rate amount and guarantees, credits, withdrawal charge schedules and access to annuity account values. The fees and charges may also be different between each annuity.

TABLE OF CONTENTS

KEY TERMS ...................................................................3
THE CONTRACT IN BRIEF .......................................................4
EXPENSE SUMMARY .............................................................5
CONDENSED FINANCIAL INFORMATION (UNAUDITED) .................................8
FINANCIAL STATEMENTS ........................................................8
THE VARIABLE ACCOUNT AND THE FUNDS ..........................................8
THE FIXED ACCOUNT ..........................................................14
BUYING YOUR CONTRACT .......................................................14
CHARGES ....................................................................15
VALUING YOUR INVESTMENT ....................................................18
MAKING THE MOST OF YOUR CONTRACT ...........................................19
WITHDRAWALS ................................................................23
CHANGING OWNERSHIP .........................................................24
BENEFITS IN CASE OF DEATH ..................................................24
THE ANNUITY PAYOUT PERIOD ..................................................26
TAXES ......................................................................27
VOTING RIGHTS ..............................................................30
SUBSTITUTION OF INVESTMENTS ................................................30
ABOUT THE SERVICE PROVIDERS ................................................31
APPENDIX:
   CONDENSED FINANCIAL INFORMATION (UNAUDITED) .............................32
TABLE OF CONTENTS OF THE
   STATEMENT OF ADDITIONAL INFORMATION .....................................35

CORPORATE CONSOLIDATION

On Dec. 31, 2006, American Enterprise Life Insurance Company and one of its affiliates, American Partners Life Insurance Company, merged into their parent company, IDS Life Insurance Company (IDS Life). At that time, IDS Life changed its name to RiverSource Life Insurance Company. This merger helped simplify the overall corporate structure because the three life insurance companies were consolidated into one. This consolidation and renaming does not have any adverse effect on the features or benefits of your contract.


2 RIVERSOURCE PP PLUS(2)/RIVERSOURCE PP PLUS/RIVERSOURCE PP VARIABLE ANNUITY
- PROSPECTUS

KEY TERMS

These terms can help you understand details about your contract.

ACCUMULATION UNIT: A measure of the value of each subaccount before annuity payouts begin.

ANNUITANT: The person on whose life or life expectancy the annuity payouts are based.

ANNUITY PAYOUTS: An amount paid at regular intervals under one of several plans.

ASSUMED INVESTMENT RATE: The rate of return we assume your investments will earn when we calculate your initial annuity payout amount using the annuity table in your contract. The standard assumed investment rate we use is 5% but you may request we substitute an assumed investment rate of 3.5%.

BENEFICIARY: The person you designate to receive benefits in case of the owner's or annuitant's death while the contract is in force.

CLOSE OF BUSINESS: When the New York Stock Exchange (NYSE) closes (4 p.m. Eastern time unless the NYSE closes earlier).

CODE: The Internal Revenue Code of 1986, as amended.

CONTRACT: A deferred annuity contract that permits you to accumulate money for retirement by making one or more purchase payments. It provides for lifetime or other forms of payouts beginning at a specified time in the future.

CONTRACT VALUE: The total value of your contract before we deduct any applicable charges.

CONTRACT YEAR: A period of 12 months, starting on the effective date of your contract and on each anniversary of the effective date.

FIXED ACCOUNT: An account to which you may make allocations. Amounts you allocate to this account earn interest at rates that we declare periodically.

FUNDS: Investment options under your contract. You may allocate your purchase payments into subaccounts investing in shares of any or all of these funds.

OWNER (YOU, YOUR): The person who controls the contract (decides on investment allocations, transfers, payout options, etc.). Usually, but not always, the owner is also the annuitant. The owner is responsible for taxes, regardless of whether he or she receives the contract's benefits.

QUALIFIED ANNUITY: A contract that you purchase to fund one of the following tax-deferred retirement plans that is subject to applicable federal law and any rules of the plan itself:

o     Individual Retirement Annuities (IRAs) under Section 408(b) of the Code

o     Roth IRAs under Section 408A of the Code

o     Simplified Employee Pension (SEP) plans under Section 408(k) of the Code

A qualified annuity will not provide any necessary or additional tax deferral if it is used to fund a retirement plan that is already tax deferred.

All other contracts are considered NONQUALIFIED ANNUITIES.

RETIREMENT DATE: The date when annuity payouts are scheduled to begin.

RIVERSOURCE LIFE: In this prospectus, "we," "us," "our" and "RiverSource Life" refer to RiverSource Life Insurance Company.

VALUATION DATE: Any normal business day, Monday through Friday, that the NYSE is open, up to the close of business. At the close of business, the next valuation date begins. We calculate the accumulation unit value of each subaccount on each valuation date. If we receive your purchase payment or any transaction request (such as transfer or withdrawal request) at our administrative office before the close of business, we will process your payment or transactions request using the accumulation unit value we calculate on the valuation date we received your payment or transaction request. On the other hand, if we receive your purchase payment or transaction request at our administrative office at or after the close of business, we will process your payment or transaction request using the accumulation unit value we calculate on the valuation date. If you make a transaction request by telephone (including by fax), you must have completed your transaction by the close of business in order for us to process it using the accumulation unit value we calculate on that valuation date. If you were not able to complete your transaction before the close of business for any reason, including telephone service interruptions or delays due to high call volume, we will process your transaction using the accumulation unit value we calculate on the next valuation date.

VARIABLE ACCOUNT: Consists of separate subaccounts to which you may allocate purchase payments; each invests in shares of one fund. The value of your investment in each subaccount changes with the performance of the particular fund.

WITHDRAWAL VALUE: The amount you are entitled to receive if you make a full withdrawal from your contract. It is the contract value minus any applicable charges.


RIVERSOURCE PP PLUS(2)/RIVERSOURCE PP PLUS/RIVERSOURCE PP VARIABLE ANNUITY
- PROSPECTUS 3

THE CONTRACT IN BRIEF

PURPOSE: The purpose of the contract is to allow you to accumulate money for retirement. You do this by making one or more purchase payments. You may allocate your purchase payments to the fixed account and/or subaccounts of the variable account. These accounts, in turn, may earn returns that increase the value of the contract. Beginning at a specified time in the future called the retirement date, the contract provides lifetime or other forms of payout of your contract value (less applicable premium tax).

It may not be advantageous for you to purchase this contract in exchange for, or in addition to, an existing annuity or life insurance policy. Generally, you can exchange one annuity for another in a "tax-free" exchange under
Section 1035 of the Code. You also generally can exchange a life insurance policy for an annuity. However, before making an exchange, you should compare both contracts carefully because the features and benefits may be different. Fees and charges maybe higher or lower on your old contract than on this contract. You may have to pay a withdrawal charges when you exchange out of your old contract and a new withdrawal charge period will begin which you exchange into this contract. If the exchange does not qualify for for Section 1035 treatment, you also may have to pay federal income tax on the exchange. You should not exchange your old contract for this contract, or buy this contract in addition to your old contract, unless you determine it is in your best interest.

TAX-DEFERRED RETIREMENT PLANS: Most annuities have a tax-deferred feature. So do many retirement plans under the Code. As a result, when you use a qualified annuity to fund a retirement plan that is tax-deferred, your contract will not provide any necessary or additional tax deferral for that retirement plan. A qualified annuity has features other than tax deferral that may help you reach your retirement goals. In addition, the Code subjects retirement plans to required withdrawals triggered at a certain age. These mandatory withdrawals are called required minimum distributions ("RMDs"). RMDs may reduce the value of certain death benefits (see "Taxes -- Qualified Annuities -- Required Minimum Distributions"). You should consult your tax advisor before you purchase the contract as a qualified annuity for an explanation of the tax implications to you.

FREE LOOK PERIOD: You may return your contract to your investment professional or to our office within the time stated on the first page of your contract and receive a full refund of the contract value. We will not deduct any charges. However, you bear the investment risk from the time of purchase until you return the contract; the refund amount may be more or less than the payment you made. (EXCEPTION: If the law requires, we will refund all of your purchase payments.)

ACCOUNTS: Generally, you may allocate your purchase payments among any or all of:

o the subaccounts of the variable account, each of which invests in a fund with a particular investment objective. The value of each subaccount varies with the performance of the particular fund in which it invests. We cannot guarantee that the value at the retirement date will equal or exceed the total purchase payments you allocate to the subaccounts. (p.
      8)

o the fixed account, which earns interest at a rate that we adjust periodically. There are restrictions on transactions from this account (p. 14).

BUYING YOUR CONTRACT: We no longer offer new contracts. However, you have the option of making additional purchase payments in the future, subject to certain limitations. (p. 14)

MINIMUM PURCHASE PAYMENTS:

If paying by Systematic Investment Plan (SIPs):
      $50 initial payment
      $50 for additional payments.

If paying by any other method:
      $50

MAXIMUM TOTAL PURCHASE PAYMENTS(1):

      $1,000,000

(1) This limit applies in total to all RiverSource Life annuities you own. We reserve the right to increase the maximum payment. For qualified annuities, the tax-deferred retirement plan's or the Code's limits on annual contributions also apply.

TRANSFERS: Subject to certain restrictions, you currently may redistribute your contract value among the accounts without charge at any time until annuity payouts begin, and once per contract year among the subaccounts after annuity payouts begin. You may establish automated transfers among the accounts. Fixed account transfers are subject to special restrictions. (p. 20)

WITHDRAWALS: You may withdraw all or part of your contract value at any time before the retirement date. You also may establish automated partial withdrawals. Withdrawals may be subject to charges and tax penalties (including a 10% IRS penalty if withdrawals are made prior to your reaching age 59 1/2) and may have other tax consequences; certain other restrictions may apply. (p. 23)

CHANGING OWNERSHIP: You may change ownership of a nonqualified annuity by written instruction, but this may have federal income tax consequences. Restrictions apply to changing ownership of a qualified annuity. (p. 24)

BENEFITS IN CASE OF DEATH: If you or the annuitant die before annuity payouts begin, we will pay the beneficiary an amount at least equal to the contract value. (p. 24)


4 RIVERSOURCE PP PLUS(2)/RIVERSOURCE PP PLUS/RIVERSOURCE PP VARIABLE ANNUITY
- PROSPECTUS

ANNUITY PAYOUTS: You can apply your contract value to an annuity payout plan that begins on the retirement date. You may choose from a variety of plans to make sure that payouts continue as long as you like. If you purchased a qualified annuity, the payout schedule must meet IRS requirements. We can make payouts on a fixed or variable basis, or both. During the annuity payout period, your choices for subaccounts may be limited. (p. 26)

TAXES: Generally, income earned on your contract value grows tax deferred until you make withdrawals from it or begin to receive payouts. (Under certain circumstances, IRS penalty taxes may apply.) The tax treatment of qualified and non qualified annuities differs. Even if you direct payouts to someone else, you will be taxed on the income if you are the owner. (p. 27)

LIMITATIONS ON USE OF CONTRACT: If mandated by applicable law, including, but not limited to, federal anti-money laundering laws, we may be required to reject a purchase payment. We may also be required to block an owner's access to contract values and satisfy other statutory obligations. Under these circumstances, we may refuse to implement requests for transfers, withdrawals or death benefits until instructions are received from the appropriate governmental authority or a court of competent jurisdiction.

EXPENSE SUMMARY

THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT ARE PAID WHEN BUYING, OWNING AND MAKING A WITHDRAWAL FROM THE CONTRACT. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT OR MAKE A WITHDRAWAL FROM THE CONTRACT. STATE PREMIUM TAXES MAY ALSO BE DEDUCTED.

CONTRACT OWNER TRANSACTION EXPENSES

WITHDRAWAL CHARGE

(contingent deferred sales charge as a percentage of purchase payment withdrawn)

                   YEARS FROM PURCHASE            WITHDRAWAL CHARGE
                     PAYMENT RECEIPT                 PERCENTAGE
                             1                            7%
                             2                            6
                             3                            5
                             4                            4
                             5                            3
                             6                            2
                             7                            1
                             Thereafter                   0

THE NEXT TWO TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING FUND FEES AND EXPENSES.

ANNUAL VARIABLE ACCOUNT EXPENSES

(as a percentage of average daily subaccount value):

Variable account administrative charge                                   0.15%
Mortality and expense risk fee                                           1.25%
Total annual variable account expenses                                   1.40%

OTHER ANNUAL EXPENSES

Annual contract administrative charge:                                    $30
(We will waive this charge when your contract value is $50,000)


RIVERSOURCE PP PLUS(2)/RIVERSOURCE PP PLUS/RIVERSOURCE PP VARIABLE ANNUITY
- PROSPECTUS 5

ANNUAL OPERATING EXPENSES OF THE FUNDS

THE NEXT TWO TABLES DESCRIBE THE OPERATING EXPENSES OF THE FUNDS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. THE FIRST TABLE SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE FUNDS. THE SECOND TABLE SHOWS THE FEES AND EXPENSES CHARGED BY EACH FUND. MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUS FOR EACH FUND.

MINIMUM AND MAXIMUM TOTAL ANNUAL OPERATING EXPENSES FOR THE FUNDS

(Including management fee, distribution and/or service (12b-1) fees and other expenses)(a)

                                                                                               MINIMUM      MAXIMUM
Total expenses before fee waivers and/or expense reimbursements                                 0.54%        1.12%

(a) Each fund deducts management fees and other expenses from fund assets. Fund assets include amounts you allocate to a particular fund. Funds may also charge 12b-1 fees that are used to finance any activity that is primarily intended to result in the sale of fund shares. Because 12b-1 fees are paid out of fund assets on an on-going basis, you may pay more if you select subaccounts investing in funds that have adopted 12b-1 plans than if you select subaccounts investing in funds that have not adopted 12b-1 plans. The fund or the fund's affiliates may pay us and/or our affiliates for promoting and supporting the offer, sale and servicing of fund shares. In addition, the fund's distributor and/or investment adviser, transfer agent or their affiliates may pay us and/or our affiliates for various services we or our affiliates provide. The amount of these payments will vary by fund and may be significant. See "The Variable Account and the Funds" for additional information, including potential conflicts of interest these payments may create. For a more complete description of each fund's fees and expenses and important disclosure regarding payments the fund and/or its affiliates make, please review the fund's prospectus and SAI.

TOTAL ANNUAL OPERATING EXPENSES FOR EACH FUND

(Before fee waivers and/or expense reimbursements, if applicable, as a percentage of average daily net assets)

                                                                                                        GROSS TOTAL
                                                                      MANAGEMENT   12b-1    OTHER         ANNUAL
                                                                         FEES       FEES   EXPENSES      EXPENSES
AIM V.I. Core Equity Fund, Series I Shares                              0.60%         --%    0.27%        0.87%(1),(2)
AIM V.I. International Growth Fund, Series I Shares                     0.73          --     0.38         1.11(1)
American Century VP Income & Growth, Class I                            0.70          --       --         0.70(3)
American Century VP Value, Class I                                      0.93          --       --         0.93(3)
Janus Aspen Series Balanced Portfolio: Institutional Shares             0.55          --     0.02         0.57(4)
Janus Aspen Series Worldwide Growth Portfolio: Institutional Shares     0.60          --     0.01         0.61(4)
OpCap Equity Portfolio                                                  0.80          --     0.25         1.05(5)
OpCap Managed Portfolio                                                 0.80          --     0.11         0.91(5)
OpCap Small Cap Portfolio                                               0.80          --     0.12         0.92(5)
Oppenheimer Capital Appreciation Fund/VA                                0.64          --     0.02         0.66(6)
Oppenheimer High Income Fund/VA                                         0.72          --     0.03         0.75(6)
Putnam VT Diversified Income Fund - Class IA Shares                     0.69          --     0.13         0.82
Putnam VT Diversified Income Fund - Class IB Shares                     0.69        0.25     0.13         1.07
Putnam VT Growth and Income Fund - Class IA Shares                      0.49          --     0.05         0.54(3)
Putnam VT Growth and Income Fund - Class IB Shares                      0.49        0.25     0.05         0.79(3)
Putnam VT High Yield Fund - Class IA Shares                             0.68          --     0.10         0.78
Putnam VT High Yield Fund - Class IB Shares                             0.68        0.25     0.10         1.03
Putnam VT New Opportunities Fund - Class IA Shares                      0.61          --     0.05         0.66(3)
Putnam VT Voyager Fund - Class IB Shares                                0.57        0.25     0.06         0.88(3)
RiverSource(SM) Variable Portfolio - Balanced Fund                      0.47        0.13     0.15         0.75(7),(8),(9)
RiverSource(SM) Variable Portfolio - Cash Management Fund               0.33        0.13     0.16         0.62(7),(8)
RiverSource(SM) Variable Portfolio - Diversified Bond Fund              0.47        0.13     0.17         0.77(7),(8)
RiverSource(SM) Variable Portfolio - International Opportunity Fund     0.79        0.13     0.20         1.12(7),(8),(9)
RiverSource(SM) Variable Portfolio - Large Cap Equity Fund              0.55        0.13     0.14         0.82(7),(8),(9)
RiverSource(SM) Variable Portfolio - Mid Cap Growth Fund                0.66        0.13     0.15         0.94(7),(8),(9)


6 RIVERSOURCE PP PLUS(2)/RIVERSOURCE PP PLUS/RIVERSOURCE PP VARIABLE ANNUITY
- PROSPECTUS

(1) Figures shown in the table are for the year ended Dec. 31, 2005 and are expressed as a percentage of the Fund's average daily net assets. There is no guarantee that actual expenses will be the same as those shown in the table. The Fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses of Series I shares to the extent necessary to limit total annual expenses of Series I shares to 1.30% of average daily nets assets. Effective upon the closing of the reorganization which occurred on May 1, 2006, the advisor for AIM V.I Core Equity Fund, Series I Shares has contractually agreed to waive advisory fees and/or reimburse expenses to the extent necessary to limit total annual expenses of Series I shares to 0.91% of average daily net assets. In determining the advisor's obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the total annual expenses to exceed the limit stated above: (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary items; (v) expenses related to a merger or reorganizations as approved by the Fund's Board of Trustees; and (vi) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. Currently, the only expense offset arrangements from which the Fund may benefit are in the form of credits that the Fund receives from banks where the Fund or its transfer agent has deposit accounts in which it holds uninvested cash. Those credits are used to pay certain expenses incurred by the Fund. The expense limitation is in effect through April 30, 2007.

(2) As a result of a reorganization of another Fund into the Fund, which occurred on May 1, 2006 for AIM V.I. Core Equity Fund, Series I Shares, the "Gross total annual expenses" have been restated to reflect such reorganization.

(3) The Fund's expense figures are based on actual expenses for the fiscal year ended Dec. 31, 2005.

(4) Janus Capital has contractually agreed to waive certain Portfolios' total operating expenses (excluding brokerage commissions, interest, taxes and extraordinary expenses) to certain limits until May 1, 2007.

(5) Expense ratio excludes custody credits earned on cash balances at the custodian bank.

(6) Expenses may vary in future years. "Other expenses" in the table include transfer agent fees, custodial fees, and accounting and legal expenses the Fund pays. The Fund's transfer agent has voluntarily agreed to limit transfer and shareholder servicing fees to 0.35% per fiscal year. That undertaking may be amended or withdrawn at any time. For the Fund's fiscal year ended Dec. 31, 2005, the transfer agent fees did not exceed the expense limitation described above.

(7) The Fund's expense figures are based on actual expenses for the fiscal year ended Aug. 31, 2006, adjusted to reflect current fees.

(8) The Fund has adopted a plan under Rule 12b-1 of the Investment Company Act of 1940. The Fund pays RiverSource Distributors, Inc. an annual fee of up to 0.125% of average daily net assets as payment for distributing its shares and providing shareholder services. Because this fee is paid out of the Fund's assets on an on-going basis, over time this fee will increase the cost of your investment and may cost you more than paying other types of sales charges.

(9) Management fees include the impact of a performance incentive adjustment that decreased the management fee by 0.04% for RiverSource(SM) Variable Portfolio - Balanced Fund, 0.02% for RiverSource(SM) Variable Portfolio
      - Large Cap Equity Fund and 0.04% for RiverSource(SM) Variable Portfolio
      - Mid Cap Growth Fund. Management fees include the impact of a performance incentive adjustment that increased the management fee by 0.04% for RiverSource(SM) Variable Portfolio - International Opportunity Fund.

EXAMPLE:

THESE EXAMPLES ARE INTENDED TO HELP YOU COMPARE THE COST OF INVESTING IN THESE CONTRACTS WITH THE COST OF INVESTING IN OTHER VARIABLE ANNUITY CONTRACTS. THESE COSTS INCLUDE YOUR TRANSACTION EXPENSES, CONTRACT ADMINISTRATIVE CHARGES*, VARIABLE ACCOUNT ANNUAL EXPENSES AND FUND FEES AND EXPENSES.

THESE EXAMPLES ASSUME THAT YOU INVEST $10,000 IN THE CONTRACT FOR THE TIME PERIODS INDICATED. THESE EXAMPLES ALSO ASSUME THAT YOUR INVESTMENT HAS A 5% RETURN EACH YEAR.

MAXIMUM EXPENSES. This example assumes the maximum fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on this assumption, your costs would be:

                                                IF YOU DO NOT SURRENDER YOUR CONTRACT
     IF YOU SURRENDER YOUR CONTRACT            OR IF YOU SELECT AN ANNUITY PAYOUT PLAN
 AT THE END OF THE APPLICABLE TIME PERIOD:    AT THE END OF THE APPLICABLE TIME PERIOD:
1 YEAR     3 YEARS     5 YEARS     10 YEARS    1 YEAR   3 YEARS    5 YEARS    10 YEARS
$965.17   $1,314.33   $1,689.59   $2,950.18   $265.17   $814.33   $1,389.59   $2,950.18

MINIMUM EXPENSES. This example assumes the minimum fees and expenses of any of the funds. Although your actual costs maybe higher or lower, based on this assumption, your costs would be:

                                                IF YOU DO NOT SURRENDER YOUR CONTRACT
     IF YOU SURRENDER YOUR CONTRACT            OR IF YOU SELECT AN ANNUITY PAYOUT PLAN
 AT THE END OF THE APPLICABLE TIME PERIOD:    AT THE END OF THE APPLICABLE TIME PERIOD:
1 YEAR     3 YEARS     5 YEARS     10 YEARS    1 YEAR   3 YEARS    5 YEARS    10 YEARS
$905.72   $1,135.49   $1,390.93   $2,352.12   $205.72   $635.49   $1,090.93   $2,352.12

* In this example, the $30 contract administrative charge is approximated as a .067% charge based on our average contract size. This percentage was determined by dividing the total amount of the contract administrative charges collected during the year that are attributable to each contract by the total average net assets that are attributable to that contract.


RIVERSOURCE PP PLUS(2)/RIVERSOURCE PP PLUS/RIVERSOURCE PP VARIABLE ANNUITY
- PROSPECTUS 7

CONDENSED FINANCIAL INFORMATION

(UNAUDITED)

You can find our unaudited financial information for the subaccounts under the Appendix.

FINANCIAL STATEMENTS

You can find our audited financial statements and the audited financial statements of the subaccounts in the SAI.

THE VARIABLE ACCOUNT AND THE FUNDS

VARIABLE ACCOUNT. The variable account was established under Indiana law on July 15, 1987, and the subaccounts are registered together as a single unit investment trust under the Investment Company Act of 1940 (the 1940 Act). This registration does not involve any supervision of our management or investment practices and policies by the SEC. All obligations arising under the contracts are general obligations of RiverSource Life.

The variable account meets the definition of a separate account under federal securities laws. We credit or charge income, capital gains and capital losses of each subaccount only to that subaccount. State insurance law prohibits us from charging a subaccount with liabilities of any other subaccount or of our general business. The variable account includes other subaccounts that are available under contracts that are not described in this prospectus.

Although the Internal Revenue Service (IRS) has issued some guidance on investor control, the U.S. Treasury and the IRS may continue to examine this aspect of variable contracts and provide additional guidance on investor control. Their concern involves how many investment choices (subaccounts) may be offered by an insurance company and how many exchanges among those subaccounts may be allowed before the contract owner would be currently taxed on income earned within the contract. At this time, we do not know what the additional guidance will be or when action will be taken. We reserve the right to modify the contract, as necessary, so that the owner will not be subject to current taxation as the owner of the subaccount assets.

We intend to comply with all federal tax laws so that the contract continues to qualify as an annuity for federal income tax purposes. We reserve the right to modify the contract as necessary to comply with any new tax laws.

THE FUNDS. This contract currently offers subaccounts investing in shares of the funds listed in the table below.

      o INVESTMENT OBJECTIVES: The investment managers and advisers cannot guarantee that the funds will meet their investment objectives. Please read the funds' prospectuses for facts you should know before investing. These prospectuses are available by contacting us at the address or telephone number on the first page of this prospectus.

      o FUND NAME AND MANAGEMENT: A fund underlying your contract in which a subaccount invests may have a name, portfolio manager, objectives, strategies and characteristics that are the same or substantially similar to those of a publicly-traded retail mutual fund. Despite these similarities, an underlying fund is not the same as any publicly-traded retail mutual fund. Each underlying fund will have its own unique portfolio holdings, fees, operating expenses and operating results. The results of each underlying fund may differ significantly from any publicly-traded retail mutual fund.

      o ELIGIBLE PURCHASERS: All funds are available to serve as the underlying investments for variable annuities and variable life insurance policies. The funds are not available to the public (see "Fund Name and Management" above). Some funds also are available to serve as investment options for tax-deferred retirement plans. It is possible that in the future for tax, regulatory or other reasons, it may be disadvantageous for variable annuity accounts and variable life insurance accounts and/or tax-deferred retirement plans to invest in the available funds simultaneously. Although we and the funds do not currently foresee any such disadvantages, the boards of directors or trustees of each fund will monitor events in order to identify any material conflicts between annuity owners, policy owners and tax-deferred retirement plans and to determine what action, if any, should be taken in response to a conflict. If a board were to conclude that it should establish separate funds for the variable annuity, variable life insurance and tax-deferred retirement plan accounts, you would not bear any expenses associated with establishing separate funds. Please refer to the funds' prospectuses for risk disclosure regarding simultaneous investments by variable annuity, variable life insurance and tax-deferred retirement plan accounts. Each fund intends to comply with the diversification requirements under
            Section 817(h) of the Code.

      o REVENUE WE RECEIVE FROM THE FUNDS MAY CREATE POTENTIAL CONFLICTS OF INTEREST: We seek to provide a broad array of underlying funds taking into account the fees and charges imposed by each fund and the contract charges we impose. We select the underlying funds in which the subaccounts initially invest and upon any substitution (see "Substitution of Investments"). We also make all decisions regarding which funds to retain in a contract, which funds to add to a contract and which funds will no longer be offered in a contract. In making these decisions, we may consider various objective and subjective factors. Objective factors include, but are not limited to, fund performance, fund expenses, classes of fund shares available, size of the fund and investment objectives and investing style of the fund. Subjective factors include, but are not limited to, investment sub-styles and process, management skill and history at other funds and portfolio concentration and sector weightings. We also consider the levels and types of revenue a fund, its distributor, investment adviser, subadviser, transfer agent or their affiliates pay us and our affiliates. This revenue includes,


8 RIVERSOURCE PP PLUS(2)/RIVERSOURCE PP PLUS/RIVERSOURCE PP VARIABLE ANNUITY
- PROSPECTUS
but is not limited to, compensation for administrative services provided with respect to the fund and support of marketing and distribution expenses incurred with respect to the fund.

We and/or our affiliates receive from each of the funds, or the funds' affiliates, varying levels and types of revenue. The amount of this revenue is most often based on a percentage of average daily net assets invested in the fund. For example, the revenue we receive from affiliates of funds other than the RiverSource Variable Portfolio Funds (the "unaffiliated funds") currently ranges up to 0.55% of the average daily net assets invested in the fund through this and other contracts we or our affiliates issue. In some cases, this revenue may be based, in part, on sales one of our affiliates makes of other securities including, but not limited to publicly-traded retail mutual funds and/or the average daily net assets resulting from these sales. We or our affiliates may also receive revenue which is not based on a percentage of average daily net assets.

The amount of this revenue varies by fund, may be significant and may create potential conflicts of interest for us and for persons selling the contracts. The greatest amount and percentage of revenue we and our affiliates receive comes from assets allocated to subaccounts investing in the RiverSource Variable Portfolio Funds (the "affiliated funds") that are managed by RiverSource Investments, LLC (RiverSource Investments), one of our affiliates. Employee compensation and operating goals at all levels are tied to the success of Ameriprise Financial, Inc. and its affiliates, including us. Certain employees may receive higher compensation and other benefits based, in part, on contract values that are invested in the RiverSource Variable Portfolio Funds. These revenue payments may also influence recommendations your investment professional makes regarding whether you should invest in the contract, and whether you should allocate purchase payments or contract value to a subaccount that invests in a particular fund (see "About the Service Providers").

The revenue we receive from a fund or its affiliates is in addition to revenue we receive from the charges you pay when buying, owning and surrendering the contract (see "Expense Summary"). However, the revenue we receive from a fund or its affiliates may come, at least in part, from the fund's fees and expenses you pay indirectly when you allocate contract value to the subaccount that invests in that fund.

Please see the SAI for a table that ranks the unaffiliated funds according to total dollar amounts they and their affiliates paid to us and/or our affiliates in 2005.

o WHY REVENUES ARE PAID TO US: In accordance with applicable laws, regulations and the terms of the agreements under which such revenue is paid, we or our affiliates may receive this revenue for various purposes including, but not limited to:

      o Compensating, training and educating sales representatives who sell the contracts.

      o Granting access to our employees whose job it is to promote sales of the contracts by authorized selling firms and their sales representatives, and granting access to sales representatives of our affiliated selling firms.

      o Activities or services we or our affiliates provide that assist in the promotion and distribution of the contracts including promoting the funds available under the contracts to prospective and existing contract owners, authorized selling firms and sales representatives.

      o Providing sub-transfer agency and shareholder servicing to contract owners.

      o Promoting, including and/or retaining the fund's investment portfolios as underlying investment options in the contracts.

      o Advertising, printing and mailing sales literature, and printing and distributing prospectuses and reports.

      o Furnishing personal services to contract owners, including education of contract owners, answering routine inquiries regarding a fund, maintaining accounts or providing such other services eligible for service fees as defined under the rules of the National Association of Securities Dealers, Inc. (NASD).

      o Subaccounting, transaction processing, recordkeeping and administration.

o SOURCES OF REVENUE RECEIVED FROM AFFILIATED FUNDS: The affiliated funds are managed by RiverSource Investments. The sources of revenue we receive from these affiliated funds, or from affiliates of these funds, may include, but are not necessarily limited to, the following:

      o Assets of the fund's adviser and transfer agent or an affiliate of these. The revenue resulting from these sources may be based either on a percentage of average daily net assets of the fund or on the actual cost of certain services we provide with respect to the fund. We may receive this revenue either in the form of a cash payment or it may be allocated to us.

      o Compensation paid out of 12b-1 fees that are deducted from fund assets and disclosed in the "12b-1 fees" column of the "Annual Operating Expenses of the Funds" table.

o SOURCES OF REVENUE RECEIVED FROM UNAFFILIATED FUNDS: The unaffiliated funds are not managed by an affiliate of ours. The sources of revenue we receive from these unaffiliated funds, or the funds' affiliates, may include, but are not necessarily limited to, the following:

      o Assets of the fund's adviser, subadviser, transfer agent or an affiliate of these and assets of the fund's distributor or an affiliate. The revenue resulting from these sources usually is based on a percentage of average daily net assets of the fund but there may be other types of payment arrangements.

      o Compensation paid out of 12b-1 fees that are deducted from fund assets and disclosed in the "12b-1 fees" column of the "Annual Operating Expenses of the Funds" table.


RIVERSOURCE PP PLUS(2)/RIVERSOURCE PP PLUS/RIVERSOURCE PP VARIABLE ANNUITY
- PROSPECTUS 9

YOU MAY ALLOCATE PAYMENTS AND TRANSFERS TO ANY OR ALL OF THE SUBACCOUNTS OF THE VARIABLE ACCOUNT THAT INVEST IN SHARES OF THE FOLLOWING FUNDS:

------------------------------------------------------------------------------------------------------------------------------------
                                               AVAILABLE UNDER
                                               AEL PERSONAL
                                               PORTFOLIO PLUS
                           AVAILABLE UNDER     AND AEL
                           AEL PERSONAL        PERSONAL
INVESTING IN               PORTFOLIO PLUS(2)   PORTFOLIO         INVESTMENT OBJECTIVE AND POLICIES              INVESTMENT ADVISER
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Core Equity       Yes                 Yes               Growth of capital. Invests normally at least   A I M Advisors, Inc.
Fund, Series I Shares                                            80% of its net assets, plus the amount of
                                                                 any borrowings for investment purposes, in
                                                                 equity securities, including convertible
                                                                 securities of established companies that
                                                                 have long-term above-average growth in
                                                                 earnings and dividends and growth companies
                                                                 that are believed to have the potential for
                                                                 above-average growth in earnings and
                                                                 dividends. The Fund may invest up to 25% of
                                                                 its total assets in foreign securities.
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. International     Yes                 Yes               Long-term growth of capital. Invests           A I M Advisors, Inc.
Growth Fund,                                                     primarily in a diversified portfolio of
Series I Shares                                                  international equity securities, whose
                                                                 issuers are considered to have strong
                                                                 earnings momentum. The fund may invest up to
                                                                 20% of its total assets in security issuers
                                                                 located in developing countries and in
                                                                 securities exchangeable for or convertible
                                                                 into equity securities of foreign companies.

------------------------------------------------------------------------------------------------------------------------------------
American Century VP        Yes                 No                Capital growth, with income as a secondary     American Century
Income & Growth, Class I                                         objective. Invests primarily in common         Investment
                                                                 stocks. The fund managers select primarily     Management, Inc.
                                                                 from the largest 1,500 publicly-traded U.S.
                                                                 stocks. The managers attempt to create a
                                                                 dividend yield that will be greater than
                                                                 that of the S&P 500.

------------------------------------------------------------------------------------------------------------------------------------
American Century VP        Yes                 No                Capital growth, with income as a secondary     American Century
Value, Class I                                                   objective. Invests primarily in stocks of      Investment
                                                                 companies that management believes to be       Management, Inc.
                                                                 undervalued at the time of purchase.
------------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Series         Yes                 Yes               Long-term growth of capital consistent with    Janus Capital
Balanced Portfolio:                                              preservation of capital and balanced by
Institutional Shares                                             current income. Normally invests 40-60% of
                                                                 its assets in securities selected primarily
                                                                 for their growth potential and 40-60% in
                                                                 securities selected primarily for their
                                                                 income potential. The Portfolio will
                                                                 normally invest at least 25% of its assets
                                                                 in fixed-income securities.
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

10 RIVERSOURCE PP PLUS(2)/RIVERSOURCE PP PLUS/RIVERSOURCE PP VARIABLE ANNUITY
- PROSPECTUS

------------------------------------------------------------------------------------------------------------------------------------
                                               AVAILABLE UNDER
                                               AEL PERSONAL
                                               PORTFOLIO PLUS
                           AVAILABLE UNDER     AND AEL
                           AEL PERSONAL        PERSONAL
INVESTING IN               PORTFOLIO PLUS(2)   PORTFOLIO         INVESTMENT OBJECTIVE AND POLICIES              INVESTMENT ADVISER
------------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Series         Yes                 Yes               Long-term growth of capital in a manner        Janus Capital
Worldwide Growth                                                 consistent with the preservation of capital.
Portfolio: Institutional                                         Invests primarily in common stocks of
Shares                                                           companies of any size located throughout the
                                                                 world. The Portfolio normally invests in
                                                                 issuers from at least five different
                                                                 countries, including the United States. The
                                                                 Portfolio under unusual circumstances
                                                                 invests in fewer than five countries or even
                                                                 a single country.
------------------------------------------------------------------------------------------------------------------------------------
OpCap Equity Portfolio     Yes                 Yes               Long-term capital appreciation. Invests in a   OpCap Advisors LLC
                                                                 diversified portfolio of equity securities
                                                                 selected on the basis of a value-oriented
                                                                 approach to investing.
------------------------------------------------------------------------------------------------------------------------------------
OpCap Managed Portfolio    Yes                 Yes               Growth of capital. Invests in common stocks,   OpCap Advisors LLC
                                                                 bonds and cash equivalent securities, the
                                                                 percentage of which will vary based on
                                                                 management's assessment of relative
                                                                 investment values.
------------------------------------------------------------------------------------------------------------------------------------
OpCap Small Cap            Yes                 Yes               Capital appreciation. Invests in a             OpCap Advisors LLC
Portfolio                                                        diversified portfolio of equity securities
                                                                 of companies with market capitalizations of
                                                                 up to $2 billion at the time of purchase.
------------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Capital        Yes                 Yes               Capital appreciation. Invests in securities    OppenheimerFunds,
Appreciation Fund/VA                                             of well-known, established companies.          Inc.
------------------------------------------------------------------------------------------------------------------------------------
Oppenheimer High           Yes                 Yes               High level of current income. Invests in       OppenheimerFunds,
Income Fund/VA                                                   high-yield fixed-income securities.            Inc.
------------------------------------------------------------------------------------------------------------------------------------
Putnam VT Diversified      Yes                 Yes               Seeks as high a level of current income as     Putnam Investment
Income Fund -                                                    Putnam Investment Management, LLC (Putnam      Management, LLC
Class IA Shares                                                  Management) believes is consistent with
                                                                 preservation of capital. The fund pursues
                                                                 its goal by investing mainly in bonds from
                                                                 multiple sectors, including the U.S. and
                                                                 investment-grade sector, the high yield
                                                                 sector and the international sector.

------------------------------------------------------------------------------------------------------------------------------------
Putnam VT Diversified      Yes                 No                Seeks as high a level of current income as     Putnam Investment
Income Fund -                                                    Putnam Investment Management, LLC (Putnam      Management, LLC
Class IB Shares                                                  Management) believes is consistent with
                                                                 preservation of capital. The fund pursues
                                                                 its goal by investing mainly in bonds from
                                                                 multiple sectors, including the U.S. and
                                                                 investment-grade sector, the high yield
                                                                 sector and the international sector.

------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

RIVERSOURCE PP PLUS(2)/RIVERSOURCE PP PLUS/RIVERSOURCE PP VARIABLE ANNUITY
- PROSPECTUS 11

------------------------------------------------------------------------------------------------------------------------------------
                                               AVAILABLE UNDER
                                               AEL PERSONAL
                                               PORTFOLIO PLUS
                           AVAILABLE UNDER     AND AEL
                           AEL PERSONAL        PERSONAL
INVESTING IN               PORTFOLIO PLUS(2)   PORTFOLIO         INVESTMENT OBJECTIVE AND POLICIES              INVESTMENT ADVISER
------------------------------------------------------------------------------------------------------------------------------------
Putnam VT Growth and       Yes                 Yes               Seeks capital growth and current income.       Putnam Investment
Income Fund -                                                    The fund pursues its goal by investing         Management, LLC
Class IA Shares                                                  mainly in common stocks of U.S. companies,
                                                                 with a focus on value stocks that offer the
                                                                 potential for capital growth, current
                                                                 income, or both.
------------------------------------------------------------------------------------------------------------------------------------
Putnam VT Growth and       Yes                 No                Seeks capital growth and current income.       Putnam Investment
Income Fund -                                                    The fund pursues its goal by investing         Management, LLC
Class IB Shares                                                  mainly in common stocks of U.S. companies,
                                                                 with a focus on value stocks that offer the
                                                                 potential for capital growth, current
                                                                 income or both.
------------------------------------------------------------------------------------------------------------------------------------
Putnam VT High Yield       Yes                 Yes               Seeks high current income. Capital growth      Putnam Investment
Fund - Class IA Shares                                           is a secondary goal when consistent with       Management, LLC
                                                                 achieving high current income. The fund
                                                                 pursues its goal by investing mainly in
                                                                 bonds that are (i) are obligations of U.S.
                                                                 companies, (ii) are below investment-grade
                                                                 in quality (junk bonds) and (iii) have
                                                                 intermediate to long-term maturities (three
                                                                 years or longer). Under normal
                                                                 circumstances, the fund invests at least
                                                                 80% of its net assets in securities rated
                                                                 below investment-grade.
------------------------------------------------------------------------------------------------------------------------------------
Putnam VT High Yield       Yes                 No                Seeks high current income. Capital growth      Putnam Investment
Fund - Class IB Shares                                           is a secondary goal when consistent with       Management, LLC
                                                                 achieving high current income. The fund
                                                                 pursues its goal by investing mainly in
                                                                 bonds that (i) are obligations of U.S.
                                                                 companies, (ii) are below investment-grade
                                                                 in quality and (iii) have intermediate to
                                                                 long-term maturities (three years or
                                                                 longer). Under normal circumstances, the
                                                                 fund invests at least 80% of its net assets
                                                                 in securities rated below investment-grade.
------------------------------------------------------------------------------------------------------------------------------------
Putnam VT New              Yes                 Yes               Seeks long-term capital appreciation. The      Putnam Investment
Opportunities Fund -                                             fund pursues its goal by investing mainly      Management, LLC
Class IA Shares                                                  in common stocks of U.S. companies, with a
                                                                 focus on growth stocks.
------------------------------------------------------------------------------------------------------------------------------------
Putnam VT Voyager          Yes                 No                Seeks capital appreciation. The fund           Putnam Investment
Fund - Class IB Shares                                           pursues its goal by investing mainly in        Management, LLC
                                                                 common stocks of U.S. companies with a
                                                                 focus on growth stocks.
------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable       Yes                 Yes               Maximum total investment return through a      RiverSource
Portfolio - Balanced Fund                                        combination of capital growth and current      Investments, LLC
                                                                 income. Invests primarily in a combination
                                                                 of common and preferred stocks, bonds and
                                                                 other debt securities. Under normal market
                                                                 conditions, at least 50% of the Fund's
                                                                 total assets are invested in common stocks
                                                                 and no less than 25% of the Fund's total
                                                                 assets are invested in debt securities. The
                                                                 Fund may invest up to 25% of its total
                                                                 assets in foreign investments.
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

12 RIVERSOURCE PP PLUS(2)/RIVERSOURCE PP PLUS/RIVERSOURCE PP VARIABLE ANNUITY
- PROSPECTUS

                                              AVAILABLE UNDER
                                              AEL PERSONAL
                                              PORTFOLIO PLUS
                           AVAILABLE UNDER    AND AEL
                           AEL PERSONAL       PERSONAL
INVESTING IN               PORTFOLIO PLUS(2)  PORTFOLIO          INVESTMENT OBJECTIVE AND POLICIES              INVESTMENT ADVISOR
------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable       Yes                 Yes               Maximum current income consistent with         RiverSource
Portfolio - Cash                                                 liquidity and stability of principal.          Investments, LLC
Management Fund                                                  Invests primarily in money market
                                                                 instruments, such as marketable debt
                                                                 obligations issued by corporations or the
                                                                 U.S. government or its agencies, bank
                                                                 certificates of deposit, bankers'
                                                                 acceptances, letters of credit, and
                                                                 commercial paper, including asset-backed
                                                                 commercial paper.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable       Yes                 Yes               High level of current income while             RiverSource
Portfolio - Diversified                                          attempting to conserve the value of the        Investments, LLC
Bond Fund                                                        investment and continuing a high level of
                                                                 income for the longest period of time.
                                                                 Under normal market conditions, the Fund
                                                                 invests at least 80% of its net assets in
                                                                 bonds and other debt securities. At least
                                                                 50% of the Fund's net assets will be
                                                                 invested in securities like those included
                                                                 in the Lehman Brothers Aggregate Bond Index
                                                                 (Index), which are investment grade and
                                                                 denominated in U.S. dollars. The Index
                                                                 includes securities issued by the U.S.
                                                                 government, corporate bonds, and mortgage-
                                                                 and asset-backed securities. Although the
                                                                 Fund emphasizes high- and medium- quality
                                                                 debt securities, it will assume some credit
                                                                 risk to achieve higher yield and/or capital
                                                                 appreciation by buying lower-quality (junk)
                                                                 bonds.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable       Yes                 Yes               Capital appreciation. Invests primarily in     RiverSource
Portfolio - International                                        equity securities of foreign issuers that      Investments, LLC,
Opportunity Fund                                                 offer strong growth potential. The Fund may    adviser;
                                                                 invest in developed and in emerging markets.   Threadneedle
                                                                                                                International
                                                                                                                Limited, an indirect
                                                                                                                wholly-owned
                                                                                                                subsidiary of
                                                                                                                Ameriprise
                                                                                                                Financial,
                                                                                                                subadviser.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable       Yes                 Yes               Capital appreciation. Under normal market      RiverSource
Portfolio - Large Cap                                            conditions, the Fund invests at least 80%      Investments, LLC
Equity Fund                                                      of its net assets in equity securities of
                                                                 companies with market capitalization
                                                                 greater than $5 billion at the time of
                                                                 purchase.

------------------------------------------------------------------------------------------------------------------------------------
RiverSource Variable       Yes                 Yes               Growth of capital. Under normal market         RiverSource
Portfolio - Mid Cap                                              conditions, the Fund invests at least 80%      Investments, LLC
Growth Fund                                                      of its net assets in equity securities of
                                                                 mid capitalization companies. The
                                                                 investment manager defines mid-cap
                                                                 companies as those whose market
                                                                 capitalization (number of shares
                                                                 outstanding multiplied by the share price)
                                                                 falls within the range of the Russell
                                                                 Midcap(R) Growth Index.

------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

RIVERSOURCE PP PLUS(2)/RIVERSOURCE PP PLUS/RIVERSOURCE PP VARIABLE ANNUITY
- PROSPECTUS 13

THE FIXED ACCOUNT

You may allocate purchase payments or transfer contract value to the fixed account. Some states may restrict the amount you can allocate to this account. We back the principal and interest guarantees relating to the fixed account. These guarantees are based on the continued claims-paying ability of the company. The value of the fixed account increases as we credit interest to the account. We credit and compound interest daily based on a 365-day year (366 in a leap year) so as to produce the annual effective rate which we declare. The interest rate we apply to each purchase payment and transfer to the fixed account is guaranteed for one year. Thereafter, we will change the rates from time to time at our discretion. These rates will be based on various factors including, but not limited to, the interest rate environment, returns earned on investments backing these annuities, the rates currently in effect for new and existing RiverSource Life annuities, product design, competition, and RiverSource Life's revenues and expenses.

Interests in the fixed account are not required to be registered with the SEC. The SEC staff does not review the disclosures in this prospectus on the fixed account. Disclosures regarding the fixed account, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. (See "Making the Most of Your Contract -- Transfer policies" for restrictions on transfers involving the fixed account.)

BUYING YOUR CONTRACT

New contracts are not currently being offered.

As the owner, you have all rights and may receive all benefits under the contract. You can own a qualified or nonqualified annuity. Generally, you can own a nonqualified annuity in joint tenancy with rights of survivorship only in spousal situations. You cannot own a qualified annuity in joint tenancy. You can become the owner of, or annuitant under, a nonqualified annuity if you are 85 or younger (age 75 or younger for qualified annuities). (In Pennsylvania, the annuitant must be 80 or younger.)

When you applied, you selected:

o     the fixed account and/or subaccounts in which you want to invest;

o     how you want to make purchase payments;

o the date you want to start receiving annuity payouts (the retirement date); and

o     a beneficiary.

We applied your initial purchase payment to the fixed account and subaccounts you selected within two business days after we received it at our administrative office. However, we will credit additional purchase payments you make to your accounts on the valuation date we receive them. If we receive an additional purchase payment at our administrative office before the close of business, we will credit any portion of that payment allocated to the subaccounts using the accumulation unit value we calculate on the valuation date we received the payment. If we receive an additional purchase payment at our administrative office at or after the close of business, we will credit any portion of that payment allocated to the subaccounts using the accumulation unit value we calculate on the next valuation date after we received the payment.

You may make monthly payments to your annuity under a Systematic Investment Plan (SIP). To begin the SIP, you will complete and send a form and your first payment along with your application. There is no charge for SIP. You can stop your SIP payments at any time.

In most states, you may make additional purchase payments to nonqualified and qualified annuities until the retirement date.

THE RETIREMENT DATE

Annuity payouts are to begin on the retirement date. When we processed your application, we established the retirement date to be the maximum age (or contract anniversary if applicable) for nonqualified annuities and Roth IRAs and for qualified annuities the date specified below. Your selected date can align with your actual retirement from a job, or it can be a different future date, depending on your needs and goals and on certain restrictions. You also can change the date, provided you send us written instructions at least 30 days before annuity payouts begin.

FOR NONQUALIFIED ANNUITIES AND ROTH IRAS, THE RETIREMENT DATE MUST BE:

o     no earlier than the 30th day after the contract's effective date; and

o no later than the annuitant's 85th(1) birthday or the tenth contract anniversary, if purchased after age 75(1)

FOR QUALIFIED ANNUITIES EXCEPT ROTH IRAS, TO COMPLY WITH IRS REGULATIONS, THE RETIREMENT DATE GENERALLY MUST BE:

o for IRAs by April 1 of the year following the calendar year when the annuitant reaches age 70 1/2; or

o for all other qualified annuities, by April 1 of the year following the calendar year when the annuitant reaches age 70 1/2 or, if later, retires (except that 5% business owners may not select a retirement date that is later than April 1 of the year following the calendar year when they reach age 70 1/2).


14 RIVERSOURCE PP PLUS(2)/RIVERSOURCE PP PLUS/RIVERSOURCE PP VARIABLE ANNUITY
- PROSPECTUS

If you satisfy your RMDs in the form of partial withdrawals from this contract, annuity payouts can start as late as the annuitant's 85th(1) birthday or the 10th(1) contract anniversary, if later, or a date that has been agreed to by us.

Contract owners of IRAs may also be able to satisfy RMDs using other IRAs and in that case, may delay the annuity payout start date for this contract.

(1) For contracts purchased in Pennsylvania, no later than the annuitant's 82nd birthday or the eighth contract anniversary, if purchased after age 74.

BENEFICIARY

We will pay your named beneficiary the death benefit if it becomes payable before the retirement date (while the contract is in force and before annuity payouts begin). If there is no named beneficiary, then the default provisions of your contract will apply. (See "Benefits in Case of Death" for more about beneficiaries.)

PURCHASE PAYMENTS

MINIMUM PURCHASE PAYMENTS:

If paying by Systematic Investment Plan (SIPs):
      $50 initial payment.
      $50 for additional payments.

If paying by any other method:
      $50

MAXIMUM TOTAL PURCHASE PAYMENTS*:
      $1,000,000

* This limit applies in total to all RiverSource Life annuities you own. We reserve the right to increase the maximum payment. For qualified annuities, the Code's limits on annual contributions also apply.

HOW TO MAKE PURCHASE PAYMENTS

1 BY LETTER

Send your check along with your name and contract number to:

RIVERSOURCE LIFE INSURANCE COMPANY
829 AMERIPRISE FINANCIAL CENTER
MINNEAPOLIS, MN 55474

2 BY SIP

Contact your investment professional to complete the necessary SIP paperwork.

CHARGES

CONTRACT ADMINISTRATIVE CHARGE

We charge this fee for establishing and maintaining your records. We deduct $30 from the contract value on your contract anniversary at the end of each contract year or, if earlier, when the contract is fully withdrawn. We prorate this charge among the subaccounts and the fixed account in the same proportion your interest in each account bears to your total contract value. We will waive this charge when your contract value, or total purchase payments less any payments withdrawn, is $50,000 or more on the current contract anniversary.

If you take a full withdrawal from your contract, we will deduct this charge at the time of withdrawal regardless of the contract value. We cannot increase the annual contract administrative charge and it does not apply after annuity payouts begin or when we pay death benefits.

VARIABLE ACCOUNT ADMINISTRATIVE CHARGE

We apply this charge daily to the subaccounts. It is reflected in the unit values of your subaccounts and it totals 0.15% of their average daily net assets on an annual basis. It covers certain administrative and operating expenses of the subaccounts such as accounting, legal and data processing fees and expenses involved in the preparation and distribution of reports and prospectuses. We cannot increase the variable account administrative charge.


RIVERSOURCE PP PLUS(2)/RIVERSOURCE PP PLUS/RIVERSOURCE PP VARIABLE ANNUITY
- PROSPECTUS 15

MORTALITY AND EXPENSE RISK FEE

We charge this fee daily to the subaccounts. The unit values of your subaccounts reflect this fee and it totals 1.25% of their average daily net assets on an annual basis. This fee covers the mortality and expense risk that we assume. Approximately two-thirds of this amount is for our assumption of mortality risk, and one-third is for our assumption of expense risk. This fee does not apply to the fixed account.

Mortality risk arises because of our guarantee to pay a death benefit and our guarantee to make annuity payouts according to the terms of the contract, no matter how long a specific annuitant lives and no matter how long our entire group of annuitants live. If, as a group, annuitants outlive the life expectancy we assumed in our actuarial tables, then we must take money from our general assets to meet our obligations. If, as a group, annuitants do not live as long as expected, we could profit from the mortality risk fee.

Expense risk arises because we cannot increase the contract administrative charge or variable account administrative charge and these charges may not cover our expenses. We would have to make up any deficit from our general assets. We could profit from the expense risk fee if future expenses are less than expected.

The subaccounts pay us the mortality and expense risk fee they accrued as follows:

o first, to the extent possible, the subaccounts pay this fee from any dividends distributed from the funds in which they invest;

o then, if necessary, the funds redeem shares to cover any remaining fees payable.

We may use any profits we realize from the subaccounts' payment to us of the mortality and expense risk fee for any proper corporate purpose, including, among others, payment of distribution (selling) expenses. We do not expect that the withdrawal charge, discussed in the following paragraphs, will cover sales and distribution expenses.

WITHDRAWAL CHARGE

If you withdraw all or part of your contract value, a withdrawal charge applies if all or part of the withdrawal amount is from any purchase payment we received less than eight years before the date of withdrawal.

Each time you make a purchase payment under the contract, a withdrawal charge attaches to that purchase payment. The withdrawal charge percentage for each purchase payment declines according to a schedule shown in the contract. For example, during the first year after a purchase payment is made, the withdrawal charge percentage attached to that payment is 7%. The withdrawal charge percentage for that payment during the seventh year after it is made is 1%. At the beginning of the eighth year after that purchase payment is made, and thereafter, there is no withdrawal charge as to that payment.

For purposes of calculating any withdrawal charge, we treat amounts withdrawn from your total contract value in the following order:

1. First, in each contract year, we withdraw amounts totaling up to 10% of your prior anniversary contract value. We do not assess a withdrawal charge on this amount.

2. Next, we withdraw contract earnings, if any, that are greater than the annual 10% free withdrawal amount described above. Contract earnings equal contract value less purchase payments received and not previously withdrawn. We do not assess a withdrawal charge on contract earnings.

NOTE: We determine current contract earnings (CE) by looking at the entire contract value (CV), not the earnings of any particular subaccount, or the fixed account.

3. Next, we withdraw purchase payments received eight or more years before the withdrawal and not previously withdrawn. We do not assess a withdrawal charge on these purchase payments.

4. Finally, if necessary, we withdraw purchase payments received in the seven years before the withdrawal on a "first-in, first-out" (FIFO) basis. There is a withdrawal charge on these payments. We determine your withdrawal charges by multiplying each of these payments by the applicable withdrawal charge percentage, and then totaling the withdrawal charges.

The withdrawal charge percentage depends on the number of years since you made the payments withdrawn.

              YEARS FROM PURCHASE               WITHDRAWAL CHARGE
                PAYMENT RECEIPT                    PERCENTAGE
                       1                                 7%
                       2                                 6
                       3                                 5
                       4                                 4
                       5                                 3
                       6                                 2
                       7                                 1
                       Thereafter                        0


16 RIVERSOURCE PP PLUS(2)/RIVERSOURCE PP PLUS/RIVERSOURCE PP VARIABLE ANNUITY
- PROSPECTUS

For a partial withdrawal that is subject to a withdrawal charge, the amount we actually deduct from your contract value will be the amount you request plus any applicable withdrawal charge. The withdrawal charge percentage is applied to this total amount. We pay you the amount you requested.

EXAMPLE: Assume you request a withdrawal of $1,000 and there is a 7% withdrawal charge. The withdrawal charge is $75.26 for a total withdrawal amount of $1,075.26. This charge represents 7% of the total amount withdrawn and we deduct it from the contract value remaining after we pay you the $1,000 you requested.

WITHDRAWAL CHARGE CALCULATION EXAMPLE

The following is an example of the calculation we would make to determine the withdrawal charge on a contract with this history:

o The contract date is July 1, 2002 with a contract year of July 1 through June 30 and with an anniversary date of July 1 each year; and

o     We received these payments:

      -- $10,000 July 1, 2002;

      -- $8,000 Dec. 31, 2007;

      -- $6,000 Feb. 20, 2010; and

o The owner withdraws the contract for its total withdrawal value of $38,101 on Aug. 5, 2012 and had not made any other withdrawals during that contract year; and

o     The prior anniversary July 1, 2012 contract value was $38,488.

WITHDRAWAL CHARGE   EXPLANATION
     $    0         $3,848.80 is 10% of the prior anniversary's contract value withdrawn without withdrawal charge; and
          0         $10,252.20 is contract earnings in excess of the 10% free
                    withdrawal amount withdrawn without withdrawal charge; and
          0         $10,000 July 1, 2002 purchase payment was received eight
                    or more years before withdrawal and is withdrawn without
                    withdrawal charge; and
        240         $8,000 Dec. 31, 2007 purchase payment is in its fifth year from receipt, withdrawn with a 3% withdrawal charge; and
        240         $6,000 Feb. 20, 2010 purchase payment is in its fourth
                    year from receipt, withdrawn with a 4% withdrawal charge.
     ------
     $  480

WAIVER OF WITHDRAWAL CHARGE

We do not assess withdrawal charges for:

o withdrawals of any contract earnings in excess of the annual 10% free withdrawal amount;

o withdrawals of amounts totaling up to 10% of your prior contract anniversary contract value;

o required minimum distributions from a qualified annuity (for those amounts required to be distributed from the contract described in this prospectus);

o     contracts settled using an annuity payout plan;

o     death benefits; and

o withdrawals you make if your contract includes a "Waiver of Withdrawal Charges" Annuity Endorsement or provision. To the extent permitted by state law, we will include this endorsement or provision in contracts issued when you and the annuitant were under age 76 at contract issue. We will waive withdrawal charges that normally are assessed upon full or partial withdrawal if you provide proof satisfactory to us that, as of the date you request the withdrawal, you or the annuitant are confined to a hospital or nursing home and have been for the prior 60 days. (See your endorsement or contract for additional conditions and restrictions on this waiver.)

POSSIBLE GROUP REDUCTIONS: In some cases we may incur lower sales and administrative expenses due to the size of the group, the average contribution and the use of group enrollment procedures. In such cases, we may be able to reduce or eliminate the contract administrative and withdrawal charges. However, we expect this to occur infrequently.

FUND FEES AND EXPENSES

There are deductions from and expenses paid out of the assets of the funds that are described in the prospectuses for those funds. (See "Annual Operating Expenses of the Funds.")

PREMIUM TAXES

Certain state and local governments impose premium taxes on us (up to 3.5%). These taxes depend upon your state of residence or the state in which the contract was sold. Currently, we deduct any applicable premium tax when annuity payouts begin, but we reserve the right to deduct this tax at other times such as when you make purchase payments or when you make a full withdrawal from your contract.


RIVERSOURCE PP PLUS(2)/RIVERSOURCE PP PLUS/RIVERSOURCE PP VARIABLE ANNUITY
- PROSPECTUS 17

VALUING YOUR INVESTMENT

We value your accounts as follows:

FIXED ACCOUNT

We value the amounts you allocated to the fixed account directly in dollars. The fixed account value equals:

o the sum of your purchase payments and transfer amounts allocated to the fixed account;

o     plus interest credited;

o minus the sum of amounts withdrawn (including any applicable withdrawal charges) and amounts transferred out; and

o     minus any prorated portion of the contract administrative charge.

SUBACCOUNTS

We convert amounts you allocated to the subaccounts into accumulation units. Each time you make a purchase payment or transfer amounts into one of the subaccounts, we credit a certain number of accumulation units to your contract for that subaccount. Conversely, we subtract a certain number of accumulation units from your contract each time you take a partial withdrawal, transfer amounts out of a subaccount or we assess a contract administrative charge or withdrawal charge.

The accumulation units are the true measure of investment value in each subaccount during the accumulation period. They are related to, but not the same as, the net asset value of the fund in which the subaccount invests. The dollar value of each accumulation unit can rise or fall daily depending on the variable account expenses, performance of the fund and on certain fund expenses. Here is how we calculate accumulation unit values:

NUMBER OF UNITS: to calculate the number of accumulation units for a particular subaccount we divide your investment by the current accumulation unit value.

ACCUMULATION UNIT VALUE: the current accumulation unit value for each variable subaccount equals the last value times the subaccount's current net investment factor.

WE DETERMINE THE NET INVESTMENT FACTOR BY:

o adding the fund's current net asset value per share, plus the per share amount of any accrued income or capital gain dividends to obtain a current adjusted net asset value per share; then

o     dividing that sum by the previous adjusted net asset value per share;
      and

o subtracting the percentage factor representing the mortality and expense risk fee and the variable account administrative charge from the result.

Because the net asset value of the fund may fluctuate, the accumulation unit value may increase or decrease. You bear all the investment risk in a subaccount.

FACTORS THAT AFFECT SUBACCOUNT ACCUMULATION UNITS: accumulation units may change in two ways -- in number and in value.

The number of accumulation units you own may fluctuate due to:

o     additional purchase payments you allocated to the subaccounts;

o     transfers into or out of the subaccounts;

o     partial withdrawals;

o     withdrawal charges; and/or

o the deduction of a prorated portion of the contract administrative charge.

Accumulation unit values will fluctuate due to:

o     changes in fund net asset value;

o     fund dividends distributed to the subaccounts;

o     fund capital gains or losses of funds;

o     fund operating expenses;

o     mortality and expense risk fees; and/or

o     the variable account administrative charge.


18 RIVERSOURCE PP PLUS(2)/RIVERSOURCE PP PLUS/RIVERSOURCE PP VARIABLE ANNUITY
- PROSPECTUS

MAKING THE MOST OF YOUR CONTRACT

AUTOMATED DOLLAR-COST AVERAGING

Currently, you can use automated transfers to take advantage of dollar-cost averaging (investing a fixed amount at regular intervals). For example, you might transfer a set amount monthly from a relatively conservative subaccount to a more aggressive one, or to several others, or from the fixed account to one or more subaccounts. You can also obtain the benefits of dollar-cost averaging by setting up regular automatic SIP payments or by participating in an Interest Sweep strategy. Interest Sweeps are a monthly transfer of the interest earned from the fixed account into the subaccounts of your choice. If you participate in an Interest Sweep strategy the interest you earn will be less than the annual interest rate we apply because there will be no compounding. There is no charge for dollar-cost averaging.

This systematic approach can help you benefit from fluctuations in accumulation unit values caused by fluctuations in the market values of the funds. Since you invest the same amount each period, you automatically acquire more units when the market value falls and fewer units when it rises. The potential effect is to lower your average cost per unit.

HOW DOLLAR-COST AVERAGING WORKS

                                                                               NUMBER
By investing an equal number                        AMOUNT    ACCUMULATION    OF UNITS
of dollars each month ...                  MONTH   INVESTED    UNIT VALUE    PURCHASED
                                            Jan      $100         $20           5.00
you automatically buy                       Feb       100          18           5.56
more units when the                         Mar       100          17           5.88
per unit market price is low ...  ----->    Apr       100          15           6.67
                                            May       100          16           6.25
                                            Jun       100          18           5.56
                                            Jul       100          17           5.88
and fewer units                             Aug       100          19           5.26
when the per unit                           Sept      100          21           4.76
market price is high.             ----->    Oct       100          20           5.00



You paid an average price of only $17.91 per unit over the 10 months, while the average market price actually was $18.10.

Dollar-cost averaging does not guarantee that any subaccount will gain in value nor will it protect against a decline in value if market prices fall. Because dollar-cost averaging involves continuous investing, your success will depend upon your willingness to continue to invest regularly through periods of low price levels. Dollar-cost averaging can be an effective way to help meet your long-term goals. For specific features contact your investment professional. Some restrictions may apply.

TIERED DOLLAR-COST AVERAGING (TIERED DCA) PROGRAM

If your net contract value(1) is at least $10,000, you can choose to participate in the Tiered DCA program. There is no charge for Tiered DCA. Under the Tiered DCA program, you can allocate a new purchase payment to one of two special Tiered DCA accounts. We determine which Tiered DCA account you are eligible for as follows:

         IF YOUR NET CONTRACT VALUE(1) IS ...   WE ALLOCATE YOUR NEW PURCHASE PAYMENT TO:
                 $10,000-$49,999                          Tier 1 DCA account
                 $50,000 or more                          Tier 2 DCA account(2)

(1) "Net contract value" equals your current contract value plus any new purchase payment.

(2) You cannot allocate your new purchase payments to a Tier 1 DCA account if you are eligible to participate in a Tier 2 DCA account.

You may only allocate a new purchase payment of at least $1,000 to the Tiered DCA account for which you are eligible. You cannot transfer existing contract values into the Tiered DCA account. Each Tiered DCA account lasts for only six months from the time we receive your first purchase payment. We make monthly transfers of your total Tiered DCA account value into the other accounts you selected over the six-month period.

We credit interest to each Tiered DCA account at rates that generally are higher than those we credit to the fixed account. We credit higher rates on the Tier 2 DCA account than on the Tier 1 DCA account. We will change the interest rate on each Tiered DCA account from time to time at our discretion. We base these rates on competition and on the interest rate we are crediting to the fixed account at the time of the change. Once we credit interest to a particular purchase payment, that rate does not change even if we change the rate we credit on new purchase payments or if your net contract value changes.


RIVERSOURCE PP PLUS(2)/RIVERSOURCE PP PLUS/RIVERSOURCE PP VARIABLE ANNUITY
- PROSPECTUS 19

We credit each Tiered DCA account with the current guaranteed annual rate that is in effect on the date we receive your purchase payment. However, we credit this annual rate over the six-month period on the balance remaining in your Tiered DCA account. Therefore, the net effective interest rate you receive is less than the stated annual rate. We do not credit this interest after we transfer the value out of the Tiered DCA account into the accounts you selected.

Once you establish a Tiered DCA account, you cannot allocate additional purchase payments to it. However, you may establish another new Tiered DCA account and allocate new purchase payments to it when we change the interest rates we offer on these accounts. If you are funding a Tiered DCA account from multiple sources, we apply each purchase payment to the account and credit interest on that purchase payment on the date we receive it. This means that all purchase payments may not be in the Tiered DCA account at the beginning of the six-month period. Therefore, you may receive less total interest than you would have if all your purchase payments were in the Tiered DCA account from the beginning. If we receive any of your multiple-source payments after the six-month period ends, you can either allocate those payments to a new Tiered DCA account (if available) or to any other accounts available under your contract.

You cannot participate in the Tiered DCA program if you are making payments under a Systematic Investment Plan.

You may terminate your participation in the Tiered DCA program at any time. If you do, we will not credit the current guaranteed annual interest rate on any remaining Tiered DCA account balance. We will transfer the remaining balance from your Tiered DCA account to the other accounts you selected for your DCA transfers or we will allocate it in any manner you specify. Similarly, if we cannot accept any additional purchase payments into the Tiered DCA program, we will allocate the purchase payments to the other accounts you selected for your DCA transfers or in any other manner you specify.

We can modify the terms or discontinue the Tiered DCA program at any time. Any modifications will not affect any purchase payments that are already in a Tiered DCA account.

TRANSFERRING BETWEEN ACCOUNTS

You may transfer contract value from any one subaccount, or the fixed account, to another subaccount before annuity payouts begin. Certain restrictions apply to transfers involving the fixed account. We will process your transfer on the valuation date we receive your request. We will value your transfer at the next accumulation unit value calculated after we receive your request. There is no charge for transfers. Before making a transfer, you should consider the risks involved in changing investments.

The date your request to transfer will be processed depends on the when we receive it:

o If we receive your transfer request at our administrative office before the close of business, we will process your transfer using the accumulation unit value we calculate on the valuation date we received your request.

o If we receive your transfer request at our administrative office at or after the close of business, we will process your transfer using the accumulation unit value we calculate on the next valuation date after we received your transfer request.

There is no cost for transfers. Before making a transfer, you should consider the risks involved in changing investments. We may suspend of modify transfer privileges at any time.

WE SEEK TO PREVENT MARKET TIMING. MARKET TIMING IS FREQUENT OR SHORT-TERM TRADING ACTIVITY. WE DO NOT ACCOMMODATE SHORT-TERM TRADING ACTIVITIES. DO NOT BUY A CONTRACT IF YOU WISH TO USE SHORT-TERM TRADING STRATEGIES TO MANAGE YOUR INVESTMENT. THE MARKET TIMING POLICIES AND PROCEDURES DESCRIBED BELOW APPLY TO TRANSFERS AMONG THE SUBACCOUNTS WITHIN THE CONTRACT. THE UNDERLYING FUNDS IN WHICH THE SUBACCOUNTS INVEST HAVE THEIR OWN MARKET TIMING POLICIES AND PROCEDURES. THE MARKET TIMING POLICIES OF THE UNDERLYING FUNDS MAY BE MORE OR LESS RESTRICTIVE THAN THE MARKET TIMING POLICIES AND PROCEDURES WE APPLY TO TRANSFERS AMONG THE SUBACCOUNTS OF THE CONTRACT, AND MAY INCLUDE REDEMPTION FEES. WE AND THE UNDERLYING FUNDS RESERVE THE RIGHT TO MODIFY THESE MARKET TIMING POLICIES AND PROCEDURES AT ANY TIME WITHOUT PRIOR NOTICE TO YOU.

Market timing may hurt the performance of an underlying fund in which a subaccount invests in several ways, including but not necessarily limited to:

o diluting the value of an investment in an underlying fund in which a subaccount invests;

o increasing the transaction costs and expenses of an underlying fund in which a subaccount invests; and

o preventing the investment adviser(s) of an underlying fund in which a subaccount invests from fully investing the assets of the fund in accordance with the fund's investment objectives.

Market timing can reduce the value of your investment in the contract. If market timing causes the returns of an underlying fund to suffer, contract value you have allocated to a subaccount that invests in that underlying fund will be lower, too. Market timing can cause you, any joint owner of the contract and your beneficiary(ies) under the contract a financial loss.

IN ORDER TO PROTECT YOU AND THE UNDERLYING FUNDS FROM THE POTENTIALLY HARMFUL EFFECTS OF MARKET TIMING ACTIVITY, WE APPLY THE FOLLOWING MARKET TIMING POLICY TO DISCOURAGE FREQUENT TRANSFERS OF CONTRACT VALUE AMONG THE SUBACCOUNTS OF THE VARIABLE ACCOUNT:


20 RIVERSOURCE PP PLUS(2)/RIVERSOURCE PP PLUS/RIVERSOURCE PP VARIABLE ANNUITY
- PROSPECTUS

We try to distinguish market timing from transfers that we believe are not harmful, such as periodic rebalancing for purposes of dollar-cost averaging. There is no set number of transfers that constitutes market timing. Even one transfer in related accounts may be market timing. We seek to restrict the transfer privileges of a contract owner who makes more than three subaccount transfers in any 90 day period. We also reserve the right to refuse any transfer request, if, in our sole judgment, the dollar amount of the transfer request would adversely affect unit values.

If we determine, in our sole judgment, that your transfer activity constitutes market timing, we may modify, restrict or suspend your transfer privileges to the extent permitted by applicable law, which may vary based on the state law that applies to your contract and the terms of your contract. These restrictions or modifications may include, but not be limited to:

o     requiring transfer requests to be submitted only by first-class U.S.
      mail;

o not accepting hand-delivered transfer requests or requests made by overnight mail;

o     not accepting telephone or electronic transfer requests;

o     requiring a minimum time period between each transfer;

o not accepting transfer requests of an agent acting under power of attorney;

o     limiting the dollar amount that you may transfer at any one time; or

o     suspending the transfer privilege.

Subject to applicable state law and the terms of each contract, we will apply the policy described above to all contract owners uniformly in all cases. We will notify you in writing after we impose any modification, restriction or suspension of your transfer rights.

We cannot guarantee that we will be able to identify and restrict all market timing activity. Because we exercise discretion in applying the restrictions described above, we cannot guarantee that we will be able to restrict all market timing activity. In addition, state law and the terms of some contracts may prevent us from stopping certain market timing activity. Market timing activity that we are unable to identify and/or restrict may impact the performance of the underlying funds and may result in lower contract values.

IN ADDITION TO THE MARKET TIMING POLICY DESCRIBED ABOVE, WHICH APPLIES TO TRANSFERS AMONG THE SUBACCOUNTS WITHIN YOUR CONTRACT, YOU SHOULD CAREFULLY REVIEW THE MARKET TIMING POLICIES AND PROCEDURES OF THE UNDERLYING FUNDS. THE MARKET TIMING POLICIES AND PROCEDURES OF THE UNDERLYING FUNDS MAY BE MATERIALLY DIFFERENT THAN THOSE WE IMPOSE ON TRANSFERS AMONG THE SUBACCOUNTS WITHIN YOUR CONTRACT AND MAY INCLUDE MANDATORY REDEMPTION FEES AS WELL AS OTHER MEASURES TO DISCOURAGE FREQUENT TRANSFERS. AS AN INTERMEDIARY FOR THE UNDERLYING FUNDS, WE ARE REQUIRED TO ASSIST THEM IN APPLYING THEIR MARKET TIMING POLICIES AND PROCEDURES TO TRANSACTIONS INVOLVING THE PURCHASE, EXCHANGE AND REDEMPTION OF FUND SHARES. THIS ASSISTANCE MAY INCLUDE BUT NOT BE LIMITED TO PROVIDING THE UNDERLYING FUND UPON REQUEST WITH YOUR TAXPAYER IDENTIFICATION NUMBER AND THE DETAILS OF YOUR CONTRACT TRANSACTIONS INVOLVING THE UNDERLYING FUND. AN UNDERLYING FUND, IN ITS SOLE DISCRETION, MAY INSTRUCT US AT ANY TIME TO PROHIBIT YOU FROM MAKING FURTHER TRANSFERS OF CONTRACT VALUE TO OR FROM THE UNDERLYING FUND, AND WE MUST FOLLOW THIS INSTRUCTION. WE RESERVE THE RIGHT TO ADMINISTER AND COLLECT ON BEHALF OF AN UNDERLYING FUND ANY REDEMPTION FEE IMPOSED BY AN UNDERLYING FUND. MARKET TIMING POLICIES AND PROCEDURES ADOPTED BY UNDERLYING FUNDS MAY AFFECT YOUR INVESTMENT IN THE CONTRACT IN SEVERAL WAYS, INCLUDING BUT NOT LIMITED TO:

o Each fund may restrict or refuse trading activity that the fund determines, in its sole discretion, represents market timing.

o Even if we determine that your transfer activity does not constitute market timing under the market timing policies described above which we apply to transfers you make under the contract, it is possible that the underlying fund's market timing policy and procedures, including instructions we receive from a fund may require us to reject your transfer request. Orders we place to purchase fund shares for the variable account are subject to acceptance by the fund. We reserve the right to reject without prior notice to you any transfer request if the fund does not accept our order.

o Each underlying fund is responsible for its own market timing policy, and we cannot guarantee that we will be able to implement specific market timing policies and procedures that a fund has adopted. As a result, a fund's returns might be adversely affected, and a fund might terminate our right to offer its shares through the variable account.

o Funds that are available as investment options under the contract may also be offered to other intermediaries who are eligible to purchase and hold shares of the fund, including without limitation, separate accounts of other insurance companies and certain retirement plans. Even if we are able to implement a fund's market timing policies, we cannot guarantee that other intermediaries purchasing that same fund's shares will do so, and the returns of that fund could be adversely affected as a result.

Funds available as investment options under the contract that invest in securities that trade in overseas securities markets may be at greater risk of loss from market timing, as market timers may seek to take advantage of changes in the values of securities between the close of overseas markets and the close of U.S. markets. Further the risks of market timing may be greater for underlying funds that invest in securities, such as small cap stocks, high yield bonds, or municipal securities, that may be traded infrequently.

For more information about the market timing policies and procedures of an underlying fund, the risks that market timing poses to that fund, and to determine whether an underlying fund has adopted a redemption fee, see that fund's prospectus.


RIVERSOURCE PP PLUS(2)/RIVERSOURCE PP PLUS/RIVERSOURCE PP VARIABLE ANNUITY
- PROSPECTUS 21

TRANSFER POLICIES

o Before annuity payouts begin, you may transfer contract values between the subaccounts or from the subaccounts to the fixed account at any time. However, if you made a transfer from the fixed account to the subaccounts, you may not make a transfer from any subaccount back to the fixed account for six months following that transfer.

o You may transfer contract values from the fixed account to the subaccounts on or within 30 days before or after the contract anniversary (except for automated transfers, which can be set up at any time for certain transfer periods subject to certain minimums).

o If we receive your request on or within 30 days before or after the contract anniversary date, the transfer from the fixed account to the subaccounts will be effective on the valuation date we receive it.

o We will not accept requests for transfers from the fixed account at any other time.

o Once annuity payouts begin, you may not make transfers to or from the fixed account, but you may make transfers once per contract year among the subaccounts. During the annuity period, we reserve the right to limit the number of subaccounts in which you may invest.

HOW TO REQUEST A TRANSFER OR WITHDRAWAL

1 BY LETTER

Send your name, contract number, Social Security Number or Taxpayer Identification Number and signed request for a transfer or withdrawal to:

RIVERSOURCE LIFE INSURANCE COMPANY
829 AMERIPRISE FINANCIAL CENTER
MINNEAPOLIS, MN 55474

MINIMUM AMOUNT
Transfers or withdrawals:   $500 or entire account balance

MAXIMUM AMOUNT
Transfers or withdrawals:   Contract value or entire account balance

2 BY AUTOMATED TRANSFERS AND AUTOMATED PARTIAL WITHDRAWALS

Your investment professional can help you set up automated transfers among your subaccounts or fixed account or partial withdrawals from the accounts.

You can start or stop this service by written request or other method acceptable to us.

You must allow 30 days for us to change any instructions that are currently in place.

o Automated transfers may not exceed an amount that, if continued, would deplete the fixed account or subaccounts from which you are transferring within 12 months.

o Automated transfers and automated partial withdrawals are subject to all of the contract provisions and terms, including transfer of contract values between accounts.

o Automated withdrawals may be restricted by applicable law under some contracts.

o Automated partial withdrawals may result in IRS taxes and penalties on all or part of the amount withdrawn.

MINIMUM AMOUNT
Transfers or withdrawals:   $100 monthly
                            $250 quarterly, semiannually or annually

MAXIMUM AMOUNT
Transfers or withdrawals:   Contract value (except for automated transfers
                            from the fixed account)


22 RIVERSOURCE PP PLUS(2)/RIVERSOURCE PP PLUS/RIVERSOURCE PP VARIABLE ANNUITY
- PROSPECTUS

3 BY PHONE

Call between 8 a.m. and 7 p.m. Central time:

(800) 333-3437

MINIMUM AMOUNT
Transfers or withdrawals:   $500 or entire account balance

MAXIMUM AMOUNT
Transfers:                  Contract value or entire account balance
Withdrawals:                $25,000

We answer telephone requests promptly, but you may experience delays when the call volume is unusually high. If you are unable to get through, use the mail procedure as an alternative.

We will honor any telephone transfer or withdrawal requests that we believe are authentic and we will use reasonable procedures to confirm that they are. This includes asking identifying questions and tape recording calls. We will not allow a telephone surrender within 30 days of an address change. As long as we follow the procedures, we (and our affiliates) will not be liable for any loss resulting from fraudulent requests.

Telephone transfers and withdrawals are automatically available. You may request that telephone transfers and withdrawals not be authorized from your account by writing to us.

WITHDRAWALS

You may withdraw all or part of your contract at any time before annuity payouts begin by sending us a written request or calling us. If we receive your withdrawal request at our administrative office before the close of business, we will process your withdrawal using the accumulation unit value we calculate on the valuation date we received your withdrawal request. If we receive your withdrawal request at our administrative office at or after the close of business, we will process your withdrawal using the accumulation unit value we calculate on the next valuation date after we received your withdrawal request. We may ask you to return the contract. You may have to pay administrative charges, withdrawal charges (see "Charges -- Withdrawal Charge") and IRS taxes and penalties (see "Taxes"). You cannot make withdrawals after annuity payouts begin except under Annuity Payout Plan E. (See "The Annuity Period -- Annuity Payout Plans".)

Any partial withdrawals you take under the contract will reduce your contract value. As a result, the value of your death benefits will also be reduced. In addition, withdrawals you are required to take to satisfy RMDs under the Code may reduce the value of certain death benefits (see "Taxes -- Qualified Annuities -- Required Minimum Distributions").

WITHDRAWAL POLICIES

If you have a balance in more than one account and you request a partial withdrawal, we will withdraw money from all your subaccounts and/or the fixed account in the same proportion as your value in each account correlates to your total contract value, unless you request otherwise. After executing a partial withdrawal, the value in each subaccount and the fixed account must be either zero or at least $500.

RECEIVING PAYMENT

By regular or express mail:

o     payable to you.

o     mailed to address of record.

NOTE: We will charge you a fee if you request express mail delivery.

Normally, we will send the payment within seven days after receiving your request. However, we may postpone the payment if:

      -- the withdrawal amount includes a purchase payment check that has not cleared;

      -- the NYSE is closed, except for normal holiday and weekend closings;

      -- trading on the NYSE is restricted, according to SEC rules;

      -- an emergency, as defined by SEC rules, makes it impractical to sell securities or value the net assets of the accounts; or

      -- the SEC permits us to delay payment for the protection of security holders.


RIVERSOURCE PP PLUS(2)/RIVERSOURCE PP PLUS/RIVERSOURCE PP VARIABLE ANNUITY
- PROSPECTUS 23

CHANGING OWNERSHIP

You may change ownership of your nonqualified annuity at any time by completing a change of ownership form we approve and sending it to our office. The change will become binding upon us when we receive and record it. We will honor any change of ownership request that we believe is authentic and we will use reasonable procedures to confirm authenticity. If we follow these procedures, we will not take any responsibility for the validity of the change.

If you have a nonqualified annuity, you may incur income tax liability by transferring, assigning or pledging any part of it. (See "Taxes.")

If you have a qualified annuity, you may not sell, assign, transfer, discount or pledge your contract as collateral for a loan, or as security for the performance of an obligation or for any other purpose except as required or permitted by the Code. However, if the owner is a trust or custodian, or an employer acting in a similar capacity, ownership of the contract may be transferred to the annuitant.

BENEFITS IN CASE OF DEATH

The death benefit calculation depends on which contract you purchased.

THE RIVERSOURCE PERSONAL PORTFOLIO PLUS AND RIVERSOURCE PERSONAL PORTFOLIO PLUS2 CONTRACTS INCLUDE THE DEATH BENEFIT DESCRIBED BELOW.

If a contract has more than one person as owner, we will pay benefits upon the first to die of any owner or the annuitant.

If you or the annuitant die before annuity payouts begin while this contract is in force, we will pay the beneficiary as follows:

If either you or the annuitant are age 81 or older on the date of death, we will pay the beneficiary the contract value.

If both you and the annuitant are age 80 or younger on the date of death, we will pay the beneficiary the greatest of:

o     contract value;

o     total purchase payments minus adjusted partial withdrawals; or

o the highest contract value on any prior contract anniversary, plus purchase payments and minus adjusted partial withdrawals since that contract anniversary.

We calculate the adjusted partial withdrawal for each partial withdrawal by multiplying (a) times (b) where:

      (a) = the ratio of the partial withdrawal to the contract value immediately before the partial withdrawal; and

      (b) = the death benefit immediately before the partial withdrawal.

The result is subtracted from the death benefit that would have been paid had there not been a partial withdrawal.

EXAMPLE:

o     You purchase a contract for $20,000 on Jan. 1, 2002.

o On Jan. 1, 2003 (the first contract anniversary) the contract value reaches $24,000.

o On March 1, 2003 the contract value falls to $22,000. You then take a $1,500 partial withdrawal, leaving a contract value of $20,500.

      We calculate the death benefit on March 1, 2003 as follows:

            The highest contract value on any prior contract anniversary:             $24,000.00
            plus purchase payments since that anniversary:                                 +0.00
            minus any death benefit adjustment taken since that anniversary:
            $1,500 x $24,000
            ----------------
                 $22,000                                                               -1,636.36
                                                                                      ----------
      resulting in a death benefit of:                                                $22,363.64

YOUR RIVERSOURCE PERSONAL PORTFOLIO CONTRACT INCLUDES THE DEATH BENEFIT DESCRIBED BELOW.

If a contract has more than one person as owner, we will pay benefits upon the first to die of any owner or the annuitant.

If you or the annuitant die before annuity payouts begin while this contract is in force, we will pay the beneficiary as follows:

For contracts where either you or the annuitant were 76 or older at contract issue, we will pay the beneficiary the contract value.

For contracts where both you and the annuitant were 75 or younger at contract issue and you made withdrawals subject to withdrawal charges, we will pay the beneficiary the contract value.


24 RIVERSOURCE PP PLUS(2)/RIVERSOURCE PP PLUS/RIVERSOURCE PP VARIABLE ANNUITY
- PROSPECTUS

If both you and the annuitant were age 75 or younger at contract issue and if all withdrawals from the contract have been without withdrawal charges, we will pay the beneficiary the greatest of:

o     contract value;

o     total purchase payments minus amounts withdrawn; or

o on or after the fifth contract anniversary, the death benefit as of the most recent fifth contract anniversary adjusted by:

      -- adding any purchase payments made since that most recent fifth contract anniversary, and

      -- subtracting any amounts withdrawn since that most recent fifth contract anniversary.

EXAMPLE:

o     You purchase contract for $20,000 on Jan. 1, 2002.

o     On Jan. 1, 2007 the contract value reaches $33,000.

o On Jan. 1, 2007 you take a $1,500 partial withdrawal, leaving a contract value of $31,500.

o     On July 15, 2007 you make an additional payment of $1,000.

o     On March 1, 2008 the contract value falls to $31,000.

      We calculate the death benefit on March 1, 2008 as follows:

            The closest fifth anniversary contract value:                         $33,000.00
            plus purchase payments since that anniversary                          +1,000.00
            minus partial withdrawals taken since that anniversary:                -1,500.00
                                                                                  ----------
      resulting in a death benefit of:                                            $32,500.00

IF YOU DIE BEFORE YOUR RETIREMENT DATE

When paying the beneficiary, we will process the death claim on the valuation date our death claim requirements are fulfilled. We will determine the contract's value using the accumulation unit value we calculate on the valuation date. We pay interest, if any, at a rate no less than required by law. If requested, we will mail payment to the beneficiary within seven days after our death claim requirements are fulfilled.

NONQUALIFIED ANNUITIES

If your spouse is sole beneficiary and you die before the retirement date, your spouse may keep the contract as owner. To do this your spouse must, within 60 days after our death claim requirements are fulfilled, give us written instructions to keep the contract in force.

If your beneficiary is not your spouse, we will pay the beneficiary in a single sum unless you give us other written instructions. Generally, we must fully distribute the death benefit within five years of your death. However, the beneficiary may receive payouts under any annuity payout plan available under this contract if:

o the beneficiary asks us in writing within 60 days after our death claim requirements are fulfilled; and

o payouts begin no later than one year after your death, or other date as permitted by the IRS; and

o the payout period does not extend beyond the beneficiary's life or life expectancy.

QUALIFIED ANNUITIES

o SPOUSE BENEFICIARY: If you have not elected an annuity payout plan, and if your spouse is the sole beneficiary, your spouse may elect to receive payouts, or elect to treat the contract as his/her own. If your spouse elects a payout option, the payouts must begin no later than the year in which you would have reached age 70 1/2. If the you attained age 70 1/2 at the time of death, payouts must begin no later than Dec. 31 of the year following the year of the your death.

      Your spouse may elect to assume ownership of the contract at any time before annuity payouts begin.

o Non-spouse beneficiary: If you have not elected an annuity payout plan, and if death occurs prior to the year you would have attained age 70 1/2, the beneficiary may elect to receive payouts from the contract over a five year period. If your beneficiary does not elect a five year payout, or if the annuitant's death occurs after attaining age 70 1/2, we will pay the beneficiary in a single sum unless the beneficiary elects to receive payouts under any annuity payout plan available under this contract if:

      o the beneficiary asks us in writing within 60 days after our death claim requirements are fulfilled; and

      o payouts begin no later than one year following the year of your death; and

      o the payout period does not extend beyond the beneficiary's life or life expectancy.

o ANNUITY PAYOUT PLAN: If you elect an annuity payout plan, the payouts to your beneficiary will continue pursuant to the annuity payout plan you elect.


RIVERSOURCE PP PLUS(2)/RIVERSOURCE PP PLUS/RIVERSOURCE PP VARIABLE ANNUITY
- PROSPECTUS 25

THE ANNUITY PAYOUT PERIOD

As owner of the contract, you have the right to decide how and to whom annuity payouts will be made starting at the retirement date. You may select one of the annuity payout plans outlined below, or we may mutually agree on other payout arrangements. We do not deduct withdrawal charges under the payout plans listed below except under annuity payout Plan E.

You also decide whether we will make annuity payouts on a fixed or variable basis, or a combination of fixed and variable. The amount available to purchase payouts under the plan you select is the contract value on your retirement date (less any applicable premium tax). You may reallocate this contract value to the fixed account to provide fixed dollar payouts and/or among the subaccounts to provide variable annuity payouts.

AMOUNTS OF FIXED AND VARIABLE PAYOUTS DEPEND ON:

o     the annuity payout plan you select;

o     the annuitant's age and, in most cases, sex;

o     the annuity table in the contract; and

o     the amounts you allocated to the accounts at settlement.

In addition, for variable payouts only, amounts depend on the investment performance of the subaccounts you select. These payouts will vary from month to month because the performance of the underlying funds will fluctuate. (Fixed payouts remain the same from month to month).

For information with respect to transfers between accounts after annuity payouts begin, see "Making the Most of Your Contract -- Transfer Policies."

ANNUITY TABLES

The annuity tables in your contract (Tables A and B) show the amount of the monthly payout for each $1,000 of contract value according to the age and, when applicable, the sex of the annuitant. (Where required by law, we will use a unisex table of settlement rates).

Table A shows the amount of the first monthly variable payout assuming that the contract value is invested at the beginning of the annuity payout period and earns a 5% rate of return, which is reinvested and helps to support future payouts. If you ask us at least 30 days before the retirement date, we will substitute an annuity table based on an assumed 3.5% investment rate for the 5% Table A in the contract. The assumed investment rate affects both the amount of the first payout and the extent to which subsequent payouts increase or decrease. For example, annuity payouts will increase if the investment return is above the assumed investment rate and payouts will decrease if the return is below the assumed investment rate. Using a 5% assumed investment rate results in a higher initial payout, but later payouts will increase more slowly when annuity unit values are rising and decrease more rapidly when they decline.

Table B shows the minimum amount of each fixed payout. We declare current payout rates that we use in determining the actual amount of your fixed payout. The current payout rates will equal or exceed the guaranteed payout rates shown in Table B. We will furnish these rates to you upon request.

ANNUITY PAYOUT PLANS

You may choose any one of these annuity payout plans by giving us written instructions at least 30 days before contract values are used to purchase the payout plan. Generally, you may select one of the Plans A through E below or another plan agreed to by us.

o PLAN A: LIFE ANNUITY -- NO REFUND: We make monthly payouts until the annuitant's death. Payouts end with the last payout before the annuitant's death. We will not make any further payouts. This means that if the annuitant dies after we made only one monthly payout, we will not make any more payouts.

o PLAN B: LIFE ANNUITY WITH FIVE, TEN, OR 15 YEARS CERTAIN: We make monthly payouts for a guaranteed payout period of five, ten or 15 years that you elect. This election will determine the length of the payout period to the beneficiary if the annuitant should die before the elected period expires. We calculate the guaranteed payout period from the retirement date. If the annuitant outlives the elected guaranteed payout period, we will continue to make payouts until the annuitant's death.

o PLAN C: LIFE ANNUITY -- INSTALLMENT REFUND: We make monthly payouts until the annuitant's death, with our guarantee that payouts will continue for some period of time. We will make payouts for at least the number of months determined by dividing the amount applied under this option by the first monthly payout, whether or not the annuitant is living.

o     PLAN D:

      - JOINT AND LAST SURVIVOR LIFE ANNUITY -- NO REFUND: We make monthly payouts while both the annuitant and a joint annuitant are living. If either annuitant dies, we will continue to make monthly payouts at the full amount until the death of the surviving annuitant. Payouts end with the death of the second annuitant.

      - JOINT AND LAST SURVIVOR LIFE ANNUITY WITH 20 YEARS CERTAIN: We make monthly annuity payouts during the lifetime of the annuitant and joint annuitant. When either annuitant or joint annuitant dies, we will continue to make monthly payouts during the lifetime of the survivor. If the survivor dies before we have made payouts for 20 years, we continue to make payouts to the named beneficiary for the remainder of the 20-year period which begins when the first annuity payout is made.


26 RIVERSOURCE PP PLUS(2)/RIVERSOURCE PP PLUS/RIVERSOURCE PP VARIABLE ANNUITY
- PROSPECTUS

o PLAN E: PAYOUTS FOR A SPECIFIED PERIOD: We make monthly payouts for a specific payout period of ten to 30 years that you elect. We will make payouts only for the number of years specified whether the annuitant is living or not. Depending on the selected time period, it is foreseeable that an annuitant can outlive the payout period selected. A 10% IRS penalty tax could apply under this payout plan. (See "Taxes.")

ANNUITY PAYOUT PLAN REQUIREMENTS FOR QUALIFIED ANNUITIES: If your contract is a qualified annuity, you must select a payout plan as of the retirement date set forth in your contract. You have the responsibility for electing a payout plan under your contract that complies with applicable law. Your contract describes your payout plan options. The options will meet certain IRS regulations governing RMDs if the payout plan meets the incidental distribution benefit requirements, if any, and the payouts are made:

o in equal or substantially equal payments over a period not longer than the life of the annuitant or over the life of the annuitant and designated beneficiary; or

o in equal or substantially equal payments over a period not longer than the life expectancy of the annuitant, or over the life of the annuitant and designated beneficiary; or

o over a period certain not longer than the life expectancy of the annuitant or over the life expectancy of the annuitant and designated beneficiary.

IF WE DO NOT RECEIVE INSTRUCTIONS: You must give us written instructions for the annuity payouts at least 30 days before the annuitant's retirement date. If you do not, we will make payouts under Plan B, with 120 monthly payouts guaranteed.

IF MONTHLY PAYOUTS WOULD BE LESS THAN $20: We will calculate the amount of monthly payouts at the time the contract value is used to purchase a payout plan. If the calculations show that monthly payouts would be less than $20, we have the right to pay the contract value to the owner in a lump sum or to change the frequency of the payouts.

DEATH AFTER ANNUITY PAYOUTS BEGIN: If you or the annuitant die after annuity payouts begin, we will pay any amount payable to the beneficiary as provided in the annuity payout plan in effect.

TAXES

Generally, under current law, your contract has a tax-deferral feature. This means any increase in the value of the fixed account and/or subaccounts in which you invest is taxable to you only when you receive a payout or withdrawal (see detailed discussion below). Any portion of the annuity payouts and any withdrawals you request that represent ordinary income normally are taxable. We will send you a tax information reporting form for any year in which we made a taxable distribution according to our records. Roth IRAs may grow and be distributed tax free if you meet certain distribution requirements. We will send you a tax information reporting form for any year in which we made a distribution according to our records

NONQUALIFIED ANNUITIES

Tax law requires that all nonqualified deferred annuity contracts issued by the same company (and possibly its affiliates) to the same owner during a calendar year be taxed as a single, unified contract when you take distributions from any one of those contracts.

ANNUITY PAYOUTS A portion of each payout will be ordinary income and subject to tax, and a portion of each payout will be considered a return of part of your investment and will not be taxed. Under Annuity Payout Plan A: Life annuity -- no refund, where the annuitant dies before your investment in the contract is fully recovered, the remaining portion of the unrecovered investment can be taken as a federal income tax deduction for the last taxable year of the annuitant. Under all other annuity payout plans, where the annuity payouts end before your investment in the contract is fully recovered, the remaining portion of the unrecovered investment may be available as a federal income tax deduction to the taxpayer for the tax year in which the payouts end. (See "Annuity Payout Plans.") All amounts you receive after your investment in the contract is fully recovered will be subject to tax.

WITHDRAWALS: If you withdraw part of your nonqualified contract before your annuity payouts begin, your withdrawal will be taxed to the extent that the contract value immediately before the withdrawal exceeds the investment in the contract.

You may also have to pay a 10% IRS penalty for withdrawals of taxable income you make before reaching 59 1/2 unless certain exceptions apply.

WITHHOLDING: If you receive taxable income as a result of an annuity payout or withdrawal, we may deduct withholding against the taxable income portion of the payment. Any withholding represents a prepayment of your tax due for the year. You take credit for these amounts on your annual income tax return.

If the payment is part of an annuity payout plan, we generally compute the amount of withholding using payroll tables. You may provide us with a statement of how many exemptions to use in calculating the withholding. As long as you've provided us with a valid Social Security Number or Taxpayer Identification Number, you can elect not to have any withholding occur.

If the distribution is any other type of payment (such as a partial or full withdrawal) we compute withholding using 10% of the taxable portion.

The withholding requirements may differ if we deliver the payment outside the United States and/or you are a non-resident alien.


RIVERSOURCE PP PLUS(2)/RIVERSOURCE PP PLUS/RIVERSOURCE PP VARIABLE ANNUITY
- PROSPECTUS 27

Some states also may impose withholding requirements similar to the federal withholding described above. If this should be the case, we may deduct state withholding from the payment.

DEATH BENEFITS TO BENEFICIARIES: The death benefit under a nonqualified contract is not exempt from estate or income taxes. Any amount your beneficiary receives that represents deferred earnings within the contract is taxable as ordinary income to the beneficiary in the year he or she receives the payments.

ANNUITIES OWNED BY CORPORATIONS, PARTNERSHIPS OR TRUSTS: For nonqualified annuities, any annual increase in the value of annuities held by such entities (nonnatural persons) generally will be treated as ordinary income received during that year. This provision is effective for purchase payments made after Feb. 28, 1986. However, if the trust was set up for the benefit of a natural person only, the income will remain tax-deferred.

PENALTIES: If you receive amounts from your nonqualified annuity before reaching age 59 1/2, you may have to pay a 10% IRS penalty on the amount includable in your ordinary income. However, this penalty will not apply to any amount received:

o because of your death or, in the event of nonnatural ownership, the death of the annuitant;

o     because you become disabled (as defined in the Code);

o if the distribution is part of a series of substantially equal periodic payments, made at least annually, over your life or life expectancy (or joint lives or life expectancies of you and your beneficiary);

o     if it is allocable to an investment before Aug. 14, 1982; or

o     if the annuity payouts begin before the first contract anniversary.

TRANSFER OF OWNERSHIP: If you transfer a nonqualified annuity without receiving adequate consideration, the transfer is a gift and also may be a withdrawal for federal income tax purposes. If the gift is a currently taxable event for income tax purposes, the original owner will be taxed on the amount of deferred earnings at the time of the transfer and also may be subject to the 10% IRS penalty discussed earlier. In this case, the new owner's investment in the contract will be the value of the contract at the time of the transfer. In general, this rule does apply to transfers between spouses or former spouses. Please consult your tax advisor for further details.

COLLATERAL ASSIGNMENT: If you collaterally assign or pledge your contract, earnings on purchase payments you made after Aug. 13, 1982 will be taxed to you like a withdrawal.

QUALIFIED ANNUITIES

Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions under the contract comply with the law. Qualified annuities have minimum distribution rules that govern the timing and amount of distributions. You should refer to your IRA disclosure statement or consult a tax advisor for additional information about the distribution rules applicable to your situation.

When your contract is used to fund a retirement plan that is already tax deferred under the Code, the contract will not provide any necessary or additional tax deferral for that retirement plan. If your contract is used to fund an employer-sponsored plan, your right to benefits may be subject to the terms and conditions of the plan regardless of the terms of the contract.

ANNUITY PAYOUTS: Under a qualified annuity, except a Roth IRA, the entire payout generally is includable as ordinary income and is subject to tax unless: (1) the contract is an IRA to which you made non-deductible contributions; or (2) you rolled after-tax dollars from a retirement plan into your IRA.

ANNUITY PAYOUTS FROM ROTH IRAS: In general, the entire payout from a Roth IRA can be free from income and penalty taxes if you have attained age 59 1/2 and met the five year holding period.

WITHDRAWALS: Under a qualified annuity, except a Roth IRA, the entire withdrawal will generally be includable as ordinary income and is subject to tax unless: (1) the contract is an IRA to which you made non-deductible contributions; or (2) you rolled after-tax dollars from a retirement plan into your IRA.

WITHDRAWALS FROM ROTH IRAS: In general, the entire payout from a Roth IRA can be free from income and penalty taxes if you have attained age 59 1/2 and meet the five year holding period.

REQUIRED MINIMUM DISTRIBUTIONS: Retirement plans are subject to required withdrawals called required minimum distributions ("RMDs") beginning at age 70 1/2. In addition, a new tax regulation, effective for RMDs calculated in 2006 and after, may cause the RMDs for some contracts with certain death benefits to increase. RMDs may reduce the value of certain death benefits. You should consult your tax advisor for an explanation of the potential tax implications to you.

WITHHOLDING FOR IRAS, ROTH IRAS AND SEPS: If you receive taxable income as a result of an annuity payout or a withdrawal, we may deduct withholding against the taxable income portion of the payment. Any withholding represents a prepayment of your tax due for the year. You take credit for these amounts on your annual income tax return. As long as you have provided us with a valid Social Security Number or Taxpayer Identification Number, you can elect not to have any withholding occur.


28 RIVERSOURCE PP PLUS(2)/RIVERSOURCE PP PLUS/RIVERSOURCE PP VARIABLE ANNUITY
- PROSPECTUS

If the payment is part of an annuity payout plan, we generally compute the amount of withholding using payroll tables. You may provide us with a statement of how many exemptions to use in calculating the withholding. If the distribution is any other type of payment (such as a partial or full withdrawal) we compute withholding using 10% of the taxable portion.

The withholding requirements may differ if we deliver the payment outside the United States and/or your are a non-resident alien.

Some states also may impose withholding requirements similar to federal withholding described above. If this should be the case, we may deduct state withholding from the payment.

WITHHOLDING FOR ALL OTHER QUALIFIED ANNUITIES: If you receive directly all or part of the contract value from a qualified annuity (except an IRA, Roth IRA or SEP), mandatory 20% federal income tax withholding (and possibly state income tax withholding) generally will be imposed at the time the payout is made from the plan. Any withholding represents a prepayment of your tax due for the year. You take credit for these amounts on your annual income tax return. This mandatory withholding will not be imposed if:

o instead of receiving the distribution check, you elect to have the distribution rolled over directly to an IRA or another eligible plan;

o the payout is one in a series of substantially equal periodic payouts, made at least annually, over your life or life expectancy (or the joint lives or life expectancies of you and your designated beneficiary) or over a specified period of 10 years or more;

o     the payout is a RMD as defined under the Code;

o     the payout is made on account of an eligible hardship; or

o     the payout is a corrective distribution.

Payments made to a surviving spouse instead of being directly rolled over to an IRA also may be subject to mandatory 20% income tax withholding.

PENALTIES: If you receive amounts from your qualified annuity before reaching age 59 1/2, you may have to pay a 10% IRS penalty on the amount includable in your ordinary income. However, this penalty will not apply to any amount received:

o     because of your death;

o     because you become disabled (as defined in the Code);

o if the distribution is part of a series of substantially equal periodic payments, made at least annually, over your life or life expectancy (or joint lives or life expectancies of you and your beneficiary); or

o     To pay certain medical or education expenses (IRAs only).

DEATH BENEFITS TO BENEFICIARIES: The entire death benefit generally is taxable as ordinary income to the beneficiary in the year he or she receives payments from the qualified annuity. If you made non-deductible contributions to a traditional IRA, the portion of any distribution from the contract represents after-tax contributions is not taxable as ordinary income to your beneficiary. You are responsible for keeping all records tracking your non-deductible contributions to an IRA. Death benefits under a Roth IRA generally are not taxable as ordinary income to the beneficiary if certain distribution requirements are met.

COLLATERAL ASSIGNMENT: You may not collaterally assign or pledge your qualified contract.

IMPORTANT: Our discussion of federal tax laws is based upon our understanding of current interpretations of these laws. Federal tax laws or current interpretations of them may change. For this reason and because tax consequences are complex and highly individual and cannot always be anticipated, you should consult a tax advisor if you have any questions about taxation of your contract.

RIVERSOURCE LIFE'S TAX STATUS: RiverSource Life is taxed as a life insurance company under the Code. For federal income tax purposes, the subaccounts are considered a part of RiverSource Life, although their operations are treated separately in accounting and financial statements. Investment income from the subaccounts is reinvested and becomes part of the subaccounts' value. This investment income, including realized capital gains, is not taxed to RiverSource Life, and therefore no charge is made against the subaccounts for federal income taxes. RiverSource Life reserves the right to make such a charge in the future if there is a change in the tax treatment of variable annuities.

TAX QUALIFICATION: We intend that the contract qualify as an annuity for federal income tax purposes. To that end, the provisions of the contract are to be interpreted to ensure or maintain such tax qualification, in spite of any other provisions of the contract. We reserve the right to amend the contract to reflect any clarifications that may be needed or are appropriate to maintain such qualification or to conform the contract to any applicable changes in the tax qualification requirements. We will send you a copy of any amendments.


RIVERSOURCE PP PLUS(2)/RIVERSOURCE PP PLUS/RIVERSOURCE PP VARIABLE ANNUITY
- PROSPECTUS 29

VOTING RIGHTS

As a contract owner with investments in the subaccounts, you may vote on important fund policies until annuity payouts begin. Once they begin, the person receiving them has voting rights. We will vote fund shares according to the instructions of the person with voting rights.

Before annuity payouts begin, the number of votes you have is determined by applying your percentage interest in each subaccount to the total number of votes allowed to the subaccount.

After annuity payouts begin, the number of votes you have is equal to:

o     the reserve held in each subaccount for your contract; divided by

o     the net asset value of one share of the applicable fund.

As we make annuity payouts, the reserve for the contract decreases; therefore, the number of votes also will decrease.

We calculate votes separately for each subaccount. We will send notice of shareholders' meetings, proxy materials and a statement of the number of votes to which the voter is entitled. We will vote shares for which we have not received instructions in the same proportion as the votes for which we received instructions. We also will vote the shares for which we have voting rights in the same proportion as the votes for which we received instructions.

SUBSTITUTION OF INVESTMENTS

We may substitute the funds in which the subaccounts invest if:

o     laws or regulations change;

o     the existing funds become unavailable; or

o     in our judgment, the funds no longer are suitable for the subaccounts.

If any of these situations occur and if we believe it is in the best interest of persons having voting rights under the contract, we have the right to substitute funds other than those currently listed in this prospectus.

We may also:

o     add new subaccounts;

o     combine any two or more subaccounts;

o     transfer assets to and from the subaccounts or the variable account; and

o     eliminate or close any subaccounts.

We will notify you of any substitution of change. If we notify you that a subaccount will be eliminated or closed, you will have a certain period of time to tell us where to reallocate purchase payments or contract value currently allocated to that subaccount. If we do not receive your reallocation instructions by the due date, we automatically will reallocate to the subaccount investing in the RiverSource(SM) Variable Portfolio - Cash Management Fund. You may then transfer this reallocated amount in accordance with the transfer provisions of your contract (see "Transferring Between Accounts" above).

In the event of substitution of any of these changes, we may amend the contract and take whatever action is necessary and appropriate without your consent or approval. However, we will not make any substitution or change without the necessary approval of the SEC and state insurance departments. We will notify you of any substitution or change.


30 RIVERSOURCE PP PLUS(2)/RIVERSOURCE PP PLUS/RIVERSOURCE PP VARIABLE ANNUITY
- PROSPECTUS

ABOUT THE SERVICE PROVIDERS

PRINCIPAL UNDERWRITER

RiverSource Distributors, Inc. (RiverSource Distributors), our affiliate, serves as the principal underwriter and general distributor of the contract. Its offices are located at 70100 Ameriprise Financial Center, Minneapolis, MN 55474. RiverSource Distributors is a wholly-owned subsidiary of Ameriprise Financial, Inc.

RiverSource Distributors distributes the contracts through unaffiliated broker-dealers ("selling firms") and their investment professionals. The selling firms have entered into distribution agreements with us and RiverSource Distributors for the offer and sale of the contracts.

Under the selling agreements, RiverSource Distributors pay commissions to the selling firms or their affiliated insurance agencies. Some selling firms may elect to receive a lower commission when a purchase payment is made along with a quarterly payment based on contract value for so long as the contract remains in effect. Selling firms may be required to return compensation under certain circumstances. Commissions paid to selling firms as a percentage of purchase payments will not be more than 9% of the purchase payments we receive on contracts. These commissions do not change depending on which subaccounts you choose to allocate your purchase payments.

From time to time and in accordance with applicable laws and regulations we will pay or permit other promotional incentives in cash or credit or other compensation.

A portion of the payments made to selling firms may be passed on to their investment professionals in accordance with their internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. Ask your investment professional for further information about what your investment professional and the selling firm for which he or she works may receive in connection with your purchase of a contract.

We intend to recoup a portion of the sales commissions and other distribution expenses we pay through certain fees and charges described in this prospectus (see "Expense Summary") including for example the mortality and expense risk charges and withdrawal charges. We or an affiliate may also receive all or part of the 12b-1 fees (see "Expense Summary -- Annual Operating Expenses of the Funds") that certain funds charge to help us pay commissions and other costs of distributing the contracts.

ISSUER

Effective Dec. 31, 2006, American Enterprise Life Insurance Company (American Enterprise Life), a stock life insurance company organized in 1981 under the laws of the state of Indiana, was merged into IDS Life Insurance Company (IDS
Life), a stock life insurance company organized in 1957 under the laws of the state of Minnesota. Upon the merger, IDS Life, the surviving company, assumed legal ownership of all of the assets of American Enterprise Life, including the variable account, and became directly liable for American Enterprise Life's liabilities and obligations, including those with respect to the contract and the variable account. At the time of the merger, IDS Life was renamed RiverSource Life.

RiverSource Life issues the contracts. We are located at 70100 Ameriprise Financial Center, Minneapolis, MN 55474 and are a wholly-owned subsidiary of Ameriprise Financial, Inc.

We conduct a conventional life insurance business. We are licensed to do business in 49 states, the District of Columbia and American Samoa. Our primary products currently include fixed and variable annuity contracts and life insurance policies.

LEGAL PROCEEDINGS

The SEC, the National Association of Securities Dealers and several state authorities have brought proceedings challenging several mutual fund and variable product financial practices, generally including suitability, late trading, market timing, compensation and disclosure of revenue sharing arrangements. RiverSource Life has received requests for information and has been contacted by regulatory authorities concerning its practices and is cooperating fully with these inquiries.

RiverSource Life is involved in other proceedings concerning matters arising in connection with the conduct of its business activities. RiverSource Life believes that it is not a party to, nor are any of its properties the subject of, any pending legal, arbitration or regulatory proceedings that would have a material adverse effect on its consolidated financial condition, results of operations or liquidity. However, it is possible that the outcome of any such proceedings could have a material adverse impact on results of operations in any particular reporting period as the proceedings are resolved.


RIVERSOURCE PP PLUS(2)/RIVERSOURCE PP PLUS/RIVERSOURCE PP VARIABLE ANNUITY
- PROSPECTUS 31

APPENDIX: CONDENSED FINANCIAL INFORMATION
(Unaudited)

The following tables give per-unit information about the financial history of the subaccounts representing the lowest and highest total annual variable account expense combinations. The date in which operations commenced in each price level is noted in parentheses.

We have not provided this information for subaccounts that were not available under your contract as of Dec. 31, 2005.

VARIABLE ACCOUNT CHARGES OF 1.40% OF THE DAILY NET ASSETS OF THE VARIABLE
ACCOUNT.

YEAR ENDED DEC. 31,              2005       2004      2003      2002     2001       2000      1999       1998      1997      1996
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. CORE EQUITY FUND, SERIES I SHARES* (10/30/1997)
Accumulation unit value at
beginning of period            $   1.21   $   1.13  $   0.92  $   1.10  $  1.45   $   1.72  $   1.30   $   1.03  $   1.00        --
Accumulation unit value at
end of period                  $   1.26   $   1.21  $   1.13  $   0.92  $  1.10   $   1.45  $   1.72   $   1.30  $   1.03        --
Number of accumulation units
outstanding at end of period
(000 omitted)                     3,274      4,188     4,903     5,619    6,927      7,597     5,343      2,495        69        --

* AIM V.I. Premier Equity Fund, Series I Shares merged into AIM V.I. Core Equity Fund, Series I Shares on April 28, 2006.
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. INTERNATIONAL GROWTH FUND, SERIES I SHARES (10/30/1997)
Accumulation unit value at
beginning of period            $   1.26   $   1.03  $   0.81  $   0.97  $  1.29   $   1.77  $   1.16   $   1.02  $   1.00        --
Accumulation unit value at
end of period                  $   1.46   $   1.26  $   1.03  $   0.81  $  0.97   $   1.29  $   1.77   $   1.16  $   1.02        --
Number of accumulation units
outstanding at end of period
(000 omitted)                     1,766      2,223     2,748     2,968    3,616      3,510     3,074        866        57        --
------------------------------------------------------------------------------------------------------------------------------------
AIM V.I. PREMIER EQUITY FUND, SERIES I SHARES* (10/30/1997)
Accumulation unit value at
beginning of period            $   1.10   $   1.06  $   0.86  $   1.25  $  1.45   $   1.72  $   1.34   $   1.03  $   1.00        --
Accumulation unit value at
end of period                  $   1.15   $   1.10  $   1.06  $   0.86  $  1.25   $   1.45  $   1.72   $   1.34  $   1.03        --
Number of accumulation units
outstanding at end of period
(000 omitted)                     6,624      7,985     9,246    10,223   11,706     11,388     5,638      1,779        66        --

* AIM V.I. Premier Equity Fund, Series I Shares merged into AIM V.I. Core Equity Fund, Series I Shares on April 28, 2006.
------------------------------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP INCOME & GROWTH, CLASS I (10/5/1998)
Accumulation unit value at
beginning of period            $   1.31   $   1.18  $   0.92  $   1.16  $  1.28   $   1.46  $   1.25   $   1.00        --        --
Accumulation unit value at
end of period                  $   1.35   $   1.31  $   1.18  $   0.92  $  1.16   $   1.28  $   1.46   $   1.25        --        --
Number of accumulation units
outstanding at end of period
(000 omitted)                     1,390      1,530     1,720     1,915    2,134      2,294     1,834        137        --        --
------------------------------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP VALUE, CLASS I (10/5/1998)
Accumulation unit value at
beginning of period            $   1.76   $   1.56  $   1.23  $   1.42  $  1.28   $   1.10  $   1.12   $   1.00        --        --
Accumulation unit value at
end of period                  $   1.82   $   1.76  $   1.56  $   1.23  $  1.42   $   1.28  $   1.10   $   1.12        --        --
Number of accumulation units
outstanding at end of period
(000 omitted)                     1,092      1,163     1,280     1,440    1,719      1,929     1,252        157        --        --
------------------------------------------------------------------------------------------------------------------------------------
JANUS ASPEN SERIES BALANCED PORTFOLIO: INSTITUTIONAL SHARES (10/30/1997)
Accumulation unit value at
beginning of period            $   1.70   $   1.59  $   1.41  $   1.53  $  1.63   $   1.69  $   1.35   $   1.02  $   1.00        --
Accumulation unit value at
end of period                  $   1.81   $   1.70  $   1.59  $   1.41  $  1.53   $   1.63  $   1.69   $   1.35  $   1.02        --
Number of accumulation units
outstanding at end of period
(000 omitted)                     5,177      6,202     7,217     8,096    9,901     11,285     8,581      2,680        69        --
------------------------------------------------------------------------------------------------------------------------------------
JANUS ASPEN SERIES WORLDWIDE GROWTH PORTFOLIO: INSTITUTIONAL SHARES (10/30/1997)
Accumulation unit value at
beginning of period            $   1.25   $   1.21  $   0.99  $   1.34  $  1.76   $   2.11  $   1.30   $   1.03  $   1.00        --
Accumulation unit value at
end of period                  $   1.30   $   1.25  $   1.21  $   0.99  $  1.34   $   1.76  $   2.11   $   1.30  $   1.03        --
Number of accumulation units
outstanding at end of period
(000 omitted)                     2,653      3,304     3,909     4,305    5,322      5,746     3,751      1,721        62        --
------------------------------------------------------------------------------------------------------------------------------------
OPCAP EQUITY PORTFOLIO (10/30/1997)
Accumulation unit value at
beginning of period            $   1.29   $   1.17  $   0.92  $   1.19  $  1.30   $   1.20  $   1.19   $   1.07  $   1.00        --
Accumulation unit value at
end of period                  $   1.36   $   1.29  $   1.17  $   0.92  $  1.19   $   1.30  $   1.20   $   1.19  $   1.07        --
Number of accumulation units
outstanding at end of period
(000 omitted)                       942      1,139     1,313     1,473    1,734      2,097     1,705      1,059        63        --
------------------------------------------------------------------------------------------------------------------------------------
OPCAP MANAGED PORTFOLIO (2/21/1995)
Accumulation unit value at
beginning of period            $   2.28   $   2.08  $   1.73  $   2.12  $  2.26   $   2.09  $   2.02   $   1.91  $   1.58  $   1.31
Accumulation unit value at
end of period                  $   2.36   $   2.28  $   2.08  $   1.73  $  2.12   $   2.26  $   2.09   $   2.02  $   1.91  $   1.58
Number of accumulation units
outstanding at end of period
(000 omitted)                     1,932      2,613     3,074     3,505    4,419      5,334     5,792      5,686     4,134     2,462
------------------------------------------------------------------------------------------------------------------------------------


32 RIVERSOURCE PP PLUS(2)/RIVERSOURCE PP PLUS/RIVERSOURCE PP VARIABLE ANNUITY
- PROSPECTUS

VARIABLE ACCOUNT CHARGES OF 1.40% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,              2005       2004      2003      2002     2001       2000      1999       1998      1997      1996
------------------------------------------------------------------------------------------------------------------------------------
OPCAP SMALL CAP PORTFOLIO (10/30/1997)
Accumulation unit value at
beginning of period            $   1.68  $    1.45  $   1.03  $   1.33  $  1.25   $   0.88  $   0.91   $   1.01  $   1.00        --
Accumulation unit value at
end of period                  $   1.66  $    1.68  $   1.45  $   1.03  $  1.33   $   1.25  $   0.88   $   0.91  $   1.01        --
Number of accumulation units
outstanding at end of period
(000 omitted)                     1,533      1,781     2,149     2,331    2,776      3,515     2,984      1,413        87        --
------------------------------------------------------------------------------------------------------------------------------------
OPPENHEIMER CAPITAL APPRECIATION FUND/VA (10/30/1997)
Accumulation unit value at
beginning of period            $   1.44  $    1.37  $   1.06  $   1.47  $  1.71   $   1.73  $   1.24   $   1.02  $   1.00        --
Accumulation unit value at
end of period                  $   1.50  $    1.44  $   1.37  $   1.06  $  1.47   $   1.71  $   1.73   $   1.24  $   1.02        --
Number of accumulation units
outstanding at end of period
(000 omitted)                     2,982      3,602     4,247     4,574    5,441      6,036     4,244      1,867        67        --
------------------------------------------------------------------------------------------------------------------------------------
OPPENHEIMER HIGH INCOME FUND/VA (10/30/1997)
Accumulation unit value at
beginning of period            $   1.24  $    1.16  $   0.95  $   0.98  $  0.98   $   1.03  $   1.00   $   1.01  $   1.00        --
Accumulation unit value at
end of period                  $   1.26  $    1.24  $   1.16  $   0.95  $  0.98   $   0.98  $   1.03   $   1.00  $   1.01        --
Number of accumulation units
outstanding at end of period
(000 omitted)                     1,977      2,447     2,742     3,065    3,906      4,453     3,718      2,185        77        --
------------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT DIVERSIFIED INCOME FUND - CLASS IA SHARES (2/21/1995)
Accumulation unit value at
beginning of period            $   1.73  $    1.60  $   1.35  $   1.29  $  1.26   $   1.27  $   1.27   $   1.30  $   1.23  $   1.15
Accumulation unit value at
end of period                  $   1.76  $    1.73  $   1.60  $   1.35  $  1.29   $   1.26  $   1.27   $   1.27  $   1.30  $   1.23
Number of accumulation units
outstanding at end of period
(000 omitted)                     2,144      2,899     3,536     4,181    5,433      6,502     6,356      5,963     3,151     1,824
------------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT DIVERSIFIED INCOME FUND - CLASS IB SHARES (10/5/1998)
Accumulation unit value at
beginning of period            $   1.34  $    1.25  $   1.06  $   1.01  $  0.99   $   1.01  $   1.00   $   1.00        --        --
Accumulation unit value at
end of period                  $   1.37  $    1.34  $   1.25  $   1.06  $  1.01   $   0.99  $   1.01   $   1.00        --        --
Number of accumulation units
outstanding at end of period
(000 omitted)                     1,973      2,283     2,512     2,872    3,528      4,032     2,911        344        --        --
------------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT GROWTH AND INCOME FUND - CLASS IA SHARES (2/21/1995)
Accumulation unit value at
beginning of period            $   2.34  $    2.13  $   1.69  $   2.11  $  2.28   $   2.14  $   2.14   $   1.88  $   1.53  $   1.27
Accumulation unit value at
end of period                  $   2.43  $    2.34  $   2.13  $   1.69  $  2.11   $   2.28  $   2.14   $   2.14  $   1.88  $   1.53
Number of accumulation units
outstanding at end of period
(000 omitted)                     3,345      4,457     5,362     6,087    7,387      8,782     9,311      9,161     6,452     3,655
------------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT GROWTH AND INCOME FUND - CLASS IB SHARES (10/5/1998)
Accumulation unit value at
beginning of period            $   1.28  $    1.16  $   0.93  $   1.16  $  1.26   $   1.18  $   1.18   $   1.00        --        --
Accumulation unit value at
end of period                  $   1.32  $    1.28  $   1.16  $   0.93  $  1.16   $   1.26  $   1.18   $   1.18        --        --
Number of accumulation units
outstanding at end of period
(000 omitted)                     4,185      4,645     5,239     5,706    6,280      6,616     4,302        239        --        --
------------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT HIGH YIELD FUND - CLASS IA SHARES (2/21/1995)
Accumulation unit value at
beginning of period            $   1.72  $    1.57  $   1.26  $   1.28  $  1.25   $   1.38  $   1.33   $   1.43  $   1.27  $   1.14
Accumulation unit value at
end of period                  $   1.75  $    1.72  $   1.57  $   1.26  $  1.28   $   1.25  $   1.38   $   1.33  $   1.43  $   1.27
Number of accumulation units
outstanding at end of period
(000 omitted)                       870      1,300     1,564     1,898    2,714      3,230     3,544      3,846     2,321     1,270
------------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT HIGH YIELD FUND - CLASS IB SHARES (10/5/1998)
Accumulation unit value at
beginning of period            $   1.29  $    1.19  $   0.95  $   0.97  $  0.95   $   1.05  $   1.01   $   1.00        --        --
Accumulation unit value at
end of period                  $   1.31  $    1.29  $   1.19  $   0.95  $  0.97   $   0.95  $   1.05   $   1.01        --        --
Number of accumulation units
outstanding at end of period
(000 omitted)                       974      1,139     1,246     1,409    1,726      1,912     1,297        130        --        --
------------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT NEW OPPORTUNITIES FUND - CLASS IA SHARES (2/21/1995)
Accumulation unit value at
beginning of period            $   1.86  $    1.70  $   1.30  $   1.89  $  2.74   $   3.76  $   2.25   $   1.84  $   1.51  $   1.39
Accumulation unit value at
end of period                  $   2.02  $    1.86  $   1.70  $   1.30  $  1.89   $   2.74  $   3.76   $   2.25  $   1.84  $   1.51
Number of accumulation units
outstanding at end of period
(000 omitted)                     2,187      2,928     3,442     4,079    4,835      5,123     5,476      5,798     4,575     2,980
------------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT VOYAGER FUND - CLASS IB SHARES (10/5/1998)
Accumulation unit value at
beginning of period            $   1.24  $    1.20  $   0.97  $   1.34  $  1.76   $   2.14  $   1.37   $   1.00        --        --
Accumulation unit value at
end of period                  $   1.30  $    1.24  $   1.20  $   0.97  $  1.34   $   1.76  $   2.14   $   1.37        --        --
Number of accumulation units
outstanding at end of period
(000 omitted)                     2,658      3,108     3,645     4,080    4,806      5,289     2,959        125        --        --
------------------------------------------------------------------------------------------------------------------------------------


RIVERSOURCE PP PLUS(2)/RIVERSOURCE PP PLUS/RIVERSOURCE PP VARIABLE ANNUITY
- PROSPECTUS 33

VARIABLE ACCOUNT CHARGES OF 1.40% OF THE DAILY NET ASSETS OF THE VARIABLE ACCOUNT. (CONTINUED)

YEAR ENDED DEC. 31,              2005       2004      2003      2002     2001       2000      1999      1998       1997      1996
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - BALANCED FUND (2/21/1995)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - MANAGED FUND)
Accumulation unit value at
beginning of period            $   1.93  $    1.79  $   1.51  $   1.76  $  1.99  $    2.07  $   1.83  $   1.60   $   1.36  $   1.18
Accumulation unit value at
end of period                  $   1.98  $    1.93  $   1.79  $   1.51  $  1.76  $    1.99  $   2.07  $   1.83   $   1.60  $   1.36
Number of accumulation units
outstanding at end of period
(000 omitted)                     3,221      4,136     5,043     5,336    6,404      6,779     5,985     4,684      2,944     1,546
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND* (2/21/1995)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - CASH MANAGEMENT FUND)
Accumulation unit value at
beginning of period            $   1.24  $    1.25  $   1.26  $   1.26  $  1.24  $    1.18  $   1.15  $   1.11   $   1.07  $   1.03
Accumulation unit value at
end of period                  $   1.26  $    1.24  $   1.25  $   1.26  $  1.26  $    1.24  $   1.18  $   1.15   $   1.11  $   1.07
Number of accumulation units
outstanding at end of period
(000 omitted)                     6,630      7,059     5,254     8,572    8,409      4,421       941       749        231       241

* The 7-day simple and compound yields for RiverSource(SM) Variable Portfolio - Cash Management Fund at Dec. 31, 2005 were 2.16%
  and 2.18%, respectively.
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND (2/21/1995)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - DIVERSIFIED BOND FUND)
Accumulation unit value at
beginning of period            $   1.62  $    1.58  $   1.53  $   1.47  $  1.38  $    1.33  $   1.33  $   1.33   $   1.24  $   1.17
Accumulation unit value at
end of period                  $   1.63  $    1.62  $   1.58  $   1.53  $  1.47  $    1.38  $   1.33  $   1.33   $   1.33  $   1.24
Number of accumulation units
outstanding at end of period
(000 omitted)                     8,279      9,515     7,119     7,272    8,923      9,498     8,127     5,689      2,544     1,377
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - INTERNATIONAL OPPORTUNITY FUND (2/21/1995)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - THREADNEEDLE INTERNATIONAL FUND)
Accumulation unit value at
beginning of period            $   1.28  $    1.11  $   0.88  $   1.09  $  1.55  $    2.09  $   1.46  $   1.28   $   1.26  $   1.17
Accumulation unit value at
end of period                  $   1.44  $    1.28  $   1.11  $   0.88  $  1.09  $    1.55  $   2.09  $   1.46   $   1.28  $   1.26
Number of accumulation units
outstanding at end of period
(000 omitted)                     1,332      1,736     2,080     2,254    2,733      2,637     2,510     2,181      1,413       675
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND* (2/21/1995)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - LARGE CAP EQUITY FUND)
Accumulation unit value at
beginning of period            $   1.56  $    1.50  $   1.18  $   1.53  $  1.89  $    2.33  $   1.91  $   1.56   $   1.27  $   1.20
Accumulation unit value at
end of period                  $   1.64  $    1.56  $   1.50  $   1.18  $  1.53  $    1.89  $   2.33  $   1.91   $   1.56  $   1.27
Number of accumulation units
outstanding at end of period
(000 omitted)                     4,590      4,708     4,663     5,116    6,019      6,358     5,864     5,163      3,813     2,350

* RiverSource(SM) Variable Portfolio - New Dimensions Fund(R) merged into RiverSource(SM) Variable Portfolio - Large Cap Equity
  Fund on March 17, 2006.
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R)* (10/29/1997)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - NEW DIMENSIONS FUND(R))
Accumulation unit value at
beginning of period            $   1.22  $    1.20  $   0.98  $   1.27  $  1.54  $    1.72  $   1.32  $   1.05   $   1.00        --
Accumulation unit value at
end of period                  $   1.22  $    1.22  $   1.20  $   0.98  $  1.27  $    1.54  $   1.72  $   1.32   $   1.05        --
Number of accumulation units
outstanding at end of period
(000 omitted)                     3,748      4,250     4,512     3,938    4,237      3,717     2,141     1,108         69        --

* RiverSource(SM) Variable Portfolio - New Dimensions Fund(R) merged into RiverSource(SM) Variable Portfolio - Large Cap Equity
  Fund on March 17, 2006.
------------------------------------------------------------------------------------------------------------------------------------
RIVERSOURCE(SM) VARIABLE PORTFOLIO - STRATEGY AGGRESSIVE FUND* (2/21/1995)
(PREVIOUSLY AXP(R) VARIABLE PORTFOLIO - STRATEGY AGGRESSIVE FUND)
Accumulation unit value at
beginning of period            $   1.35  $    1.25  $   0.99  $   1.47  $  2.22  $    2.78  $   1.65  $   1.63   $   1.47  $   1.28
Accumulation unit value at
end of period                  $   1.45  $    1.35  $   1.25  $   0.99  $  1.47  $    2.22  $   2.78  $   1.65   $   1.63  $   1.47
Number of accumulation units
outstanding at end of period
(000 omitted)                     2,484      3,194     3,701     4,011    4,343      3,856     3,961     3,453      2,434     1,324

* RiverSource(SM) Variable Portfolio - Strategy Aggressive Fund merged into RiverSource(SM) Variable Portfolio - Mid Cap Growth Fund
  on March 17, 2006.
------------------------------------------------------------------------------------------------------------------------------------


34 RIVERSOURCE PP PLUS(2)/RIVERSOURCE PP PLUS/RIVERSOURCE PP VARIABLE ANNUITY
- PROSPECTUS

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

      Performance Information ....................................................p.3
      Calculating Annuity Payouts ................................................p.7
      Rating Agencies ............................................................p.8
      Principal Underwriter ......................................................p.8
      Independent Auditors .......................................................p.8
      Financial Statements


RIVERSOURCE PP PLUS(2)/RIVERSOURCE PP PLUS/RIVERSOURCE PP VARIABLE ANNUITY
- PROSPECTUS 35

RIVERSOURCE [LOGO](SM)
      ANNUITIES

RiverSource Life Insurance Company
829 Ameriprise Financial Center
Minneapolis, MN 55474
(800) 333-3437

          RiverSource Distributors, Inc. (Distributor), Member NASD. Insurance and annuity products issued by RiverSource Life Insurance Company.

           (C) 2007 Ameriprise Financial, Inc. All rights reserved.

37301 U (1/07)

PART B.
-------

The combined Statement of Additional Information and Financial Statements for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account) dated Jan. 2, 2007 filed electronically with the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature(SM) Select Variable Annuity and RiverSource Signature(SM) Variable Annuity, on or about Jan. 2, 2007, is incorporated by reference.

PART C.
-------

Item 24. Financial Statements and Exhibits

(a)      Financial Statements included in Part B of this Registration Statement:

         American Enterprise Variable Annuity Account (name subsequently changed to RiverSource Variable Annuity Account)
         Report of Independent Registered Public Accounting Firm dated
         March 31, 2006
         Statements of Assets and Liabilities for the year ended Dec. 31, 2005 Statements of Operations for the year ended Dec. 31, 2005
         Statements of Changes in Net Assets for the two years ended Dec. 31,
         2005
         Notes to Financial Statements

         IDS Life Insurance Company (name subsequently changed to RiverSource Life Insurance Company)
         Report of Independent Registered Public Accounting Firm dated
         March 31, 2006
         Consolidated Statements of Assets and Liabilities for the two years ended Dec. 31, 2005
         Consolidated Statements of Operations for the three years ended
         Dec. 31, 2005
         Consolidated Statements of Changes in Net Assets for the three years ended Dec. 31, 2005
         Notes to Consolidated Financial Statements

(b)      Exhibits:

1.1 Resolution of the Board of Directors of American Enterprise Life establishing the American Enterprise Variable Annuity Account dated July 15, 1987, filed electronically as Exhibit 1 to the Initial Registration Statement No. 33-54471, filed on or about July 5, 1994, is incorporated herein by reference.

1.2 Resolution of the Board of Directors of American Enterprise Life establishing ten additional subaccounts within the separate account dated Aug. 21, 1997, filed electronically as Exhibit 1.2 to Post-Effective Amendment No. 8 to Registration Statement No. 33-54471, is incorporated herein by reference.

1.3 Resolution of the Board of Directors of American Enterprise Life establishing six additional subaccounts within the separate account dated June 17, 1998, filed electronically as Exhibit 1.3 to Post-Effective Amendment No. 11 to Registration Statement No. 33-54471, filed on or about August 24, 1998, is incorporated herein by reference.

1.4 Unanimous Written Consent of the Board of Directors In Lieu of a Meeting for IDS Life Insurance Company, adopted December 8, 2006 for the Re-designation of the Separate Accounts to Reflect Entity Consolidation and Rebranding filed electronically as Exhibit 27(a)(6) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is herein incorporated by reference.

2.       Not applicable.

3.1 Form of Principal Underwriter Agreement for RiverSource Life Insurance Company Variable Annuities and Variable Life Insurance filed electronically as Exhibit 3.1 to the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature(SM) Select Variable Annuity and RiverSource Signature(SM) Variable Annuity, on or about Jan. 2, 2007, is incorporated by reference.

3.2      Not applicable.

4.1 Form of Deferred Annuity Contract (form 34560), filed electronically as Exhibit 4.1 to the Initial Registration Statement No. 33-54471, filed on or about July 5, 1994, is incorporated herein by reference.

4.2 Form of Tax-Qualified Endorsement (form 34563), filed electronically as Exhibit 4.2 to the Initial Registration Statement No. 33-54471, filed on or about July 5, 1994, is incorporated herein by reference.

4.3      Form of Annuity Endorsement (form 34562), filed electronically as
         Exhibit 4.3 to the Initial Registration Statement No. 33-54471, filed on or about July 5, 1994, is incorporated herein by reference.

4.4 Form of Variable Account Administrative Charge Decrease Endorsement (form 37313) is filed electronically herein.

4.5 Form of Traditional and SEP IRA Endorsement (form 272108) filed electronically as Exhibit 4.11 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 10 to Registration Statement No. 333-92297 on or about Jan. 30, 2003, is incorporated by reference.

4.6      Form of Roth IRA Endorsement (form 272109) filed electronically as
         Exhibit 4.12 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 210 to Registration Statement No. 333-92297 on or about Jan. 30, 2003, is incorporated by reference.

4.7      Form of TSA Endorsement - AEL (form 272865) filed electronically as
         Exhibit 4.31 with the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature(SM) Select Variable Annuity and RiverSource Signature(SM) Variable Annuity, on or about Jan. 2, 2006, is incorporated by reference.

4.8 Form of 401 Plan Endorsement - AEL (form 272866) filed electronically as Exhibit 4.33 with the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature(SM) Select Variable Annuity and RiverSource Signature(SM) Variable Annuity, on or about Jan. 2, 2006, is incorporated by reference.

5. Form of Application for American Enterprise Life Variable Annuity (form 34561), filed electronically as Exhibit 5.1 to the Initial Registration Statement No. 33-54471, filed on or about July 5, 1994, is incorporated herein by reference.

6.1 Certificate of Incorporation of IDS Life dated July 24, 1957, filed electronically as Exhibit 6.1 to IDS Life Variable Account 10's Initial Registration Statement No. 33-62407 is incorporated herein by reference.

6.2 Copy of Amended and Restated By-Laws of RiverSource Life Insurance Company filed electronically as Exhibit 27(f)(2) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated by reference.

6.3 Copy of Certificate of Amendment of Certificate of Incorporation of IDS Life Insurance Company dated June 22, 2006, filed electronically as Exhibit 27(f)(1)to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated by reference.

7.       Not applicable.

8.1(a)   Not applicable.

8.1(b)   Not applicable.

8.2(a) Copy of Participation Agreement among Putnam Capital Manager Trust, Putnam Mutual Funds Corp. and American Enterprise Life Insurance Company, dated January 16, 1995, filed electronically as Exhibit 8.2 to Post-Effective Amendment No. 2 to Registration Statement No. 33-54471, is incorporated herein by reference.

8.2(b) Copy of Amendment 1 to Schedule A to Participation Agreement among Putnam Capital Manager Trust, Putnam Mutual Funds Corp. and American Enterprise Life Insurance Company, dated April 30, 1997, filed electronically as Exhibit 8.2(b) to Post-Effective Amendment No. 9 to Registration Statement No. 33-54471, is incorporated herein by reference.

8.2(c) Copy of Amendment 2 to Schedule A to Participation Agreement among Putnam Capital Manager Trust, Putnam Mutual Funds Corp. and American Enterprise Life Insurance Company, dated October 30, 1997, filed electronically as Exhibit 8.2(c) to Post-Effective Amendment No. 10 to Registration Statement No. 33-54471, is incorporated herein by reference.

8.2(d) Form of Amendment 3 to Schedule A to Participation Agreement among Putnam Capital Manager Trust, Putnam Mutual Funds Corp. and American Enterprise Life Insurance Company, filed electronically as Exhibit
         8.2 to Post-Effective Amendment No. 11 to Registration Statement No. 33-54471, filed on or about August 24, 1998, is incorporated herein by reference.

8.2(e) Form of Amendment No. 4 to Participation Agreement among Putnam Capital Manager Trust, Putnam Mutual Funds Corp. and American Enterprise Life Insurance Company dated June 15, 1999 filed electronically as Exhibit 8.2(b) to American Enterprise Variable Annuity Account's Pre-Effective Amendment No. 1 to Registration Statement No. 333-74865 filed on or about Aug. 4, 1999, is incorporated by reference.

8.2(f) Copy of Amendment 5 to Participation Agreement among Putnam Variable Trust, Putnam Retail Management, L.P. and American Enterprise Life Insurance Company, dated February 27, 2002, filed electronically as Exhibit 8.1(f) to Post-Effective Amendment No. 11 to Registration Statement No. 333-85567, is incorporated herein by reference.

8.3(a) Copy of Participation Agreement by and among Quest for Value Accumulation Trust and American Enterprise Life Insurance Company and Quest for Value Distributors, dated February 21, 1995, filed electronically as Exhibit 8.3 to Post- Effective Amendment No. 2 to Registration Statement No. 33-54471, is incorporated herein by reference.

8.3(b) Copy of Amendment 1 to Schedule A to Participation Agreement among OCC Accumulation Trust, American Enterprise Life Insurance Company and OCC Distributors, dated October 15, 1997, filed electronically as
         Exhibit 8.3(b) to Post-Effective Amendment No. 10 to Registration Statement No. 33-54471, is incorporated herein by reference.

8.4 Copy of Participation Agreement among Oppenheimer Trust and American Enterprise Life Insurance Company, dated October 30, 1997, filed electronically as Exhibit 8.4 to Post-Effective Amendment No. 10 to Registration Statement No. 33-54471, is incorporated herein by reference.

8.5 Copy of Amended and Restated Participation Agreement dated April 17, 2006, by and among AIM Variable Insurance Funds, AIM Distributors, Inc. American Enterprise Life Insurance Company, American Partners Life Insurance Company, IDS Life Insurance Company, and Ameriprise Financial Services, Inc. filed electronically as Exhibit 27(h)(1) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated herein by reference.

8.6 Copy of Janus Aspen Series Amended and Restated Fund Participation Agreement dated September 1, 2006, by and among American Enterprise Life Insurance Company, American Partners Life Insurance Company, IDS Life Insurance Company and Janus Apsen Series filed electronically as
         Exhibit 27(h)(12) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated herein by reference.

8.7 Copy of Amended and Restated Fund Participation Agreement dated June 1, 2006, by and among American Centurion Life Assurance Company, American Enterprise Life Insurance Company, American Partners Life Insurance Company, IDS Life Insurance Company, IDS Life Insurance Company of New York, Ameriprise Financial Services, Inc. and American Century Investment Services, Inc. filed electronically as Exhibit 27(h)(3) to Post-Effective Amendment No. 22 to Registration Statement No. 333-44644 is incorporated herein by reference.

8.8 Copy of Fund Participation Agreement dated September 1, 2006, by and among Premier VIT, American Enterprise Life Insurance Company and Allianz Global Investors Distributors, LLC. is filed electronically herein.

8.9 Copy of Participation Agreement dated January 1, 2007, by and among RiverSource Life Insurance Company, RiverSource Life Insurance Co. of New York and RiverSource Distributors, Inc. filed electronically as
         Exhibit 27(h) (23) to Post-Effective Amendment No. 22 to Registration Statement No. 333-44644 is incorporated herein by reference.

9. Opinion of counsel and consent to its use as to the legality of the securities being registered is filed electronically herewith.

10. Consent of Independent Registered Public Accounting Firm for the RiverSource(SM) Personal Portfolio Plus 2 Variable Annuity/ RiverSource(SM) Personal Portfolio Plus Variable Annuity/ RiverSource(SM) Personal Portfolio Variable Annuity is filed electronically herewith.

11.      None.

12.      Not applicable.

13.1 Power of Attorney to sign Amendment to this Registration Statement, dated Jan. 2, 2007 is filed electronically herein.

14.      Not applicable.

Item 25. Directors and Officers of the Depositor (RiverSource Life Insurance
----------------------------------------------------------------------------
Company (previously IDS Life Insurance Company)
----------------------------------------------

Name                    Principal Business Address*    Position and Offices with Depositor
------------------------------------------------------ ----------------------------------------
Neysa M. Alecu                                         Anti-Money Laundering Officer

Gumer C. Alvero                                        Director and Executive Vice President
                                                       - Annuities

Timothy V. Bechtold                                    Director and President

Kent M. Bergene                                        Vice President - Affiliated Investments

Walter S. Berman                                       Vice President and Treasurer

Richard N. Bush                                        Senior Vice President - Corporate Tax

Pat H. Carey                                           Vice President-Fund Relations

Charles R. Caswell                                     Reinsurance Officer

Jim Hamalainen                                         Vice President - Investments

Timothy J. Masek                                       Vice President - Investments

Michelle M. Keeley                                     Vice President - Investments

Brian J. McGrane                                       Director, Executive Vice President
                                                       and Chief Financial Officer

Thomas R. Moore                                        Secretary

Thomas W. Murphy                                       Vice President - Investments

Benji Orr                                              Deputy Anti-Money Laundering Officer

Kevin E. Palmer                                        Director, Vice President and Chief Actuary

Julie A. Ruether                                       Chief Compliance Officer - Separate Accounts
                                                       and Assistant Secretary

Mark E. Schwarzmann                                    Director, Chairman of the Board
                                                       and Chief Executive Officer

Heather M. Somers                                      Assistant General Counsel and Assistant Secretary

Bridget M. Sperl                                       Executive Vice President - Client
                                                       Service

David K. Stewart                                       Vice President and Controller

* Unless otherwise noted, the business address is 70100 Amerprise Financial Center,
  Minneapolis, MN 55474.

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant (Continued)

The following list includes the names of major subsidiaries of Ameriprise Financial, Inc.

                                                                                        Jurisdiction of
Name of Subsidiary                                                                      Incorporation

Ameriprise Financial Services Inc.                                                        Delaware
            American Express Financial Advisors Japan Inc.                                Delaware
            American Express Management Company S.A.                                      Luxembourg
Ameriprise Trust Company                                                                  Minnesota
IDS Life Insurance Company                                                                Minnesota
            IDS REO 1, LLC                                                                Minnesota
            IDS REO 2, LLC                                                                Minnesota
            American Partners Life Insurance Company                                      Arizona
            IDS Life Insurance Company of New York                                        New York
            American Enterprise Life Insurance Company                                    Indiana
                       American Enterprise REO 1, LLC                                     Minnesota
            American Centurion Life Assurance Company                                     New York
            RiverSource Tax Advantaged Investments, Inc.                                  Delaware
                       AEXP Affordable Housing Portfolio LLC                              Delaware
Ameriprise Certificate Company                                                            Delaware
            Investors Syndicate Development Corp.                                         Nevada
            American Express International Deposit Company                                Cayman Islands
American Express Insurance Agency of Alabama Inc.                                         Alabama
American Express Insurance Agency of Arizona Inc.                                         Arizona
American Express Insurance Agency of Idaho Inc.                                           Idaho
American Express Insurance Agency of Indiana Inc.                                         Indiana
American Express Insurance Agency of Massachusetts Inc.                                   Massachusetts
American Express Insurance Agency of New Mexico Inc.                                      New Mexico
American Express Insurance Agency of Texas Inc.                                           Texas
IDS Insurance Agency of Utah Inc.                                                         Utah
American Express Insurance Agency of Wyoming Inc.                                         Wyoming
American Express Insurance Agency of Maryland Inc.                                        Maryland
American Express Insurance Agency of Oklahoma Inc.                                        Oklahoma
American Express Insurance Agency of Nevada Inc.                                          Nevada
RiverSource Investments LLC                                                               Minnesota
            Advisory Capital Strategies Group Inc.                                        Minnesota
            American Express Asset Management International (Japan) Inc.                  Japan
                       Advisory Capital Partners LLC                                      Delaware
                       Advisory Select LLC                                                Delaware
                       Boston Equity General Partner LLC                                  Delaware
                       Advisory Quantitative Equity (General Partner) LLC                 Delaware
                       Advisory Credit Opportunities GP LLC                               Delaware
                       Advisory European (General Partner) Inc.                           Cayman Islands
                       Advisory Convertible Arbitrage LLC                                 Delaware
            Kenwood Capital Management LLC (51.1% owned)                                  Delaware
            IDS Capital Holdings Inc.                                                     Minnesota
American Express Asset Management International Inc.                                      Delaware
American Express Asset Management Ltd.                                                    England
IDS Management Corporation                                                                Minnesota
            IDS Partnership Services Corporation                                          Minnesota
            IDS Cable Corporation                                                         Minnesota
            IDS Futures Corporation                                                       Minnesota
            IDS Realty Corporation                                                        Minnesota
            IDS Cable II Corporation                                                      Minnesota

IDS Property Casualty Insurance Company                                                   Wisconsin
            Amex Assurance Company                                                        Illinois
            Ameriprise Auto & Home Insurance Agency, Inc.                                 Wisconsin
American Enterprise Investment Services Inc.                                              Minnesota
American Express Property Casualty Insurance Agency of Kentucky Inc.                      Kentucky
RiverSource Service Corporation                                                           Minnesota
American Express Property Casualty Insurance Agency of Maryland Inc.                      Maryland
American Express Property Casualty Insurance Agency of Mississippi Inc.                   Mississippi
American Express Property Casualty Insurance Agency of Pennsylvania Inc.                  Pennsylvania
AEFA (Jersey) Limited                                                                     Jersey, Channel Islands
Channel Islands
Securities America Financial Corporation                                                  Nebraska
            Realty Assets, Inc.                                                           Nebraska
            Securities America Advisors, Inc.                                             Nebraska
            Securities America, Inc.                                                      Nebraska
American Express Asset Management (Australia) Limited                                     Australia
Threadneedle Asset Management Holdings Ltd.                                               England
            Threadneedle Investments (Channel Islands) Ltd.                               Jersey, Channel Islands
Channel Islands
            Threadneedle Asset Management Ltd.                                            England
            Threadneedle Portfolio Services Ltd.                                          England
            Threadneedle Postfolio Managers Ltd.                                          England
            Threadneedle Investment Services Ltd.                                         England
            Threadneedle Asset Management (Nominees) Ltd.                                 England
            Threadneedle Investment Services GMbH                                         Germany
            Threadneedle Investment Advisors Ltd.                                         England
            Threadneedle International Fund Management Ltd.                               England
            MM Asset Management Ltd.                                                      England
            Eagle Star ISA Manager Ltd.                                                   England
            Eagle Star Unit Managers Ltd.                                                 England
            ADT Nominees Ltd.                                                             England
            Threadneedle International Ltd.                                               England
            Threadneedle Management Services Ltd.                                         England
                       Threadneedle Rural Property Services Ltd.                          England
                       Threadneedle Property Services Ltd.                                England
            Threadneedle Pensions Ltd.                                                    England
            Threadneedle Property GP Holdings Ltd.                                        England
            Threadneedle Property Investments Ltd.                                        England
                       Sackville TCI Property (GP) Ltd.                                   England
                       Sackville TCI Property Nominee (1) Ltd.                            England
                       Sackville TCI Property Nominee (2) Ltd.                            England
                       Sackville Property (GP) Ltd.                                       England
                       Sackville Tandem Property (GP) Ltd.                                England
                                  Sackville Tandem Property Nominee Ltd.                  England
                       Sackville TPEN Property (GP) Ltd.                                  England
                                  Sackville TPEN Property Nominee Ltd.                    England
                                  Sackville TPEN Property Nominee (2) Ltd.                England
                       Sackville TSP Property (GP) Ltd.                                   England
                                  Sackville TSP Property Nominee Ltd.                     England
                       JDM3                                                               California
            Cornbrash Park Management Company Ltd.                                        England
            Highcross (Slough) Management Ltd.                                            England
            Threadneedle Financial Services Ltd.                                          England
            Threadneedle Pension Trustees Ltd.                                            England
Sloan Financial Group                                                                     North Carolina
Ameriprise Insurance Company                                                              Wisconsin
RiverSource Distributors, Inc.                                                            Delaware
Ameriprise India Private Limited                                                          India

Item 27. Number of Contract owners

                  As of Oct. 31, 2006, there were 54,730 non-qualified and qualified contracts of contractholders.

Item 28. Indemnification

                  The By-Laws of the depositor provide that the Corporation shall have the power to indemnify a director, officer, agent or employee of the Corporation pursuant to the provisions of applicable statues or pursuant to contract.

                  The Corporation may purchase and maintain insurance on behalf of any director, officer, agent or employee of the Corporation against any liability asserted against or incurred by the director, officer, agent or employee in such capacity or arising out of the director's, officer's, agent's or employee's status as such, whether or not the Corporation would have the power to indemnify the director, officer, agent or employee against such liability under the provisions of applicable law.

                  The By-Laws of the depositor provide that it shall indemnify a director, officer, agent or employee of the depositor pursuant to the provisions of applicable statutes or pursuant to contract.

                  Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriter RiverSource Distributors Inc.

(a) RiverSource Distributors Inc. is the principal underwriter, depositor or sponsor for RiverSource Variable Annuity Account 1; RiverSource Account F; RiverSource Variable Annuity Fund A; RiverSource Variable Annuity Fund B; RiverSource Variable Account 10; RiverSource Account SBS; RiverSource MVA Account; RiverSource Account MGA; RiverSource Variable Life Separate Account; RiverSource Variable Life Account; RiverSource Account for Smith Barney; RiverSource of New York Variable Annuity Account 1; RiverSource of New York Variable Annuity Account 2; RiverSource of New York Account 4; RiverSource of New York Account 7; RiverSource of New York Account 8; RiverSource of New York Variable Annuity Account; RiverSource of New York Account SBSRiverSource California Tax-Exempt Trust; RiverSource Bond Series, Inc.; RiverSource Dimensions Series, Inc.; RiverSource Diversified Income Series, Inc.; RiverSource Equity Series, Inc.; RiverSource Global Series, Inc.; RiverSource Government Income Series, Inc.; RiverSource High Yield Income Series, Inc.; RiverSource Income Series, Inc.; RiverSource International Managers Series, Inc.; RiverSource International Series, Inc.; RiverSource Investment Series, Inc.; RiverSource Large Cap Series, Inc.; RiverSource Managers Series, Inc.; RiverSource Market Advantage Series, Inc.; RiverSource Money Market Series, Inc.; RiverSource Retirement Series Trust; RiverSource Sector Series, Inc.; RiverSource Selected Series, Inc.; RiverSource Short Term Investments Series, Inc.; RiverSource Special Tax-Exempt Series Trust, Inc.; RiverSource Strategic Allocation Series, Inc.; RiverSource Strategy Series, Inc.; RiverSource Tax-Exempt Income Series, Inc.; RiverSource Tax-Exempt Money Market Series, Inc.; RiverSource Tax-Exempt Series, Inc.; Ameriprise Certificate Company.

(b)  As to each director, officer, or partner of the principal underwriter:

     Name and Principal Business Address*  Position and Offices with Underwriter
     ------------------------------------  -------------------------------------
     Neysa M. Alecu                        Anti-Money Laundering Officer

     Gumer C. Alvero                       Director

     Timothy V. Bechtold                   Director

     Paul J. Dolan                         Chief Operating Officer,
                                           Chief Administrative Officer

     Jeffrey P. Fox                        Chief Financial Officer
                                           and Treasurer

     Martin T. Griffin                     President-Outside Distribution

     Jeffrey McGregor                      President-Inside Distribution

     Thomas R. Moore                       Secretary

     Benji Orr                             Deputy Anti-Money Laundering
                                           Officer

     Scott R. Plummer                      Chief Counsel

     Julie A. Ruether                      Chief Compliance Officer

     Mark E. Schwarzmann                   Director, President and
                                           Chief Executive Officer

     William F. Truscott                   Director


* Unless otherwise noted, the business address is 70100 Ameriprise Financial Center, Minneapolis, MN 55474.

Item 29(c)

Ameriprise Financial Services, Inc., the principal underwriter during Registrant's last Fiscal year, was paid the following commissions:


                        Net Underwriting
Name of Principal       Discounts and         Compensation on      Brokerage
Underwriter             Commissions           Redemption           Commissions           Compensation

Ameriprise              $62,840,453           None                 None                  None
Financial Services,
Inc.

Item 30.     Location of Accounts and Records

             RiverSource Life Insurance Company (previously
             American Enterprise Life Insurance Company)
             829 Ameriprise Financial Center
             Minneapolis, MN  55474

Item 31.     Management Services

             Not applicable.

Item 32. Undertakings

         (a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

         (b) Registrant undertakes that it will include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

         (c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to the address or phone number listed in the prospectus.

         (d) The sponsoring insurance company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, RiverSource Life Insurance Company (previously American Enterprise Life Insurance Company), on behalf of the Registrant has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, and State of Minnesota, on the 2nd day of January, 2007.

                      RIVERSOURCE VARIABLE ANNUITY ACCOUNT
                      (PREVIOUSLY AMERICAN ENTERPRISE VARIABLE
                      ANNUITY ACCOUNT)
                      --------------------------------------------
                                                (Registrant)

                      By RiverSource Life Insurance Company
                         (previously American Enterprise Life
                         Insurance Company)
                         -----------------------------------------
                                                (Sponsor)

                      By /s/   Timothy V. Bechtold*
                         -----------------------------------------
                               Timothy V. Bechtold
                               President

As required by the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities indicated on the 2nd day of January, 2007.

Signature                                           Title

/s/  Gumer C. Alvero*                         Director and Executive Vice
------------------------------------          President - Annuities
     Gumer C. Alvero

/s/  Timothy V. Bechtold*                     Director and President
------------------------------------
     Timothy V. Bechtold

/s/  Brian J. McGrane*                        Director, Executive
------------------------------------          Vice President and
     Brian J. McGrane                         Chief Financial Officer

/s/  Kevin E. Palmer*                         Director, Vice President and
-----------------------------------           Chief Actuary
     Kevin E. Palmer

/s/  Mark E. Schwarzmann*                     Director, Chairman of the Board
------------------------------------          and Chief Executive Officer
     Mark E. Schwarzmann                      (Chief Executive Officer)

/s/  Bridget M. Sperl*                        Executive Vice President -
------------------------------------          Client Services
     Bridget M. Sperl

/s/  David K. Stewart*                        Vice President and Controller
------------------------------------
     David K. Stewart

* Signed pursuant to Power of Attorney dated Jan. 2, 2007 filed electronically as Exhibit 13.1, to Registrant's Initial Registration Statement on Form N-4, on or about Jan. 2, 2007, by:


/s/  Mary Ellyn Minenko
-----------------------
     Mary Ellyn Minenko
     Assistant General Counsel

CONTENTS OF REGISTRATION STATEMENT AMENDMENT NO. 39 TO REGISTRATION STATEMENT NO. 811-7195

This Registration Statement Amendment is comprised of the following papers and documents:

The Cover Page.

Part A.

         The prospectus for:

         RiverSource(SM) Portfolio Plus 2 Variable Annuity/RiverSource(SM) Personal Portfolio Plus Variable Annuity/RiverSource(SM) Personal Portfolio Variable Annuity

Part B.

         The combined Statement of Additional Information and Financial Statements for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account) dated Jan. 2, 2007 filed electronically with the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature(SM) Select Variable Annuity and RiverSource Signature(SM) Variable Annuity, on or about Jan. 2, 2007, is incorporated by reference.

Part C.

         Other Information.

         The signatures.

Exhibits.